05010569

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Financiera

*CURRENT ADDRESS del Valle S.A. (Colombia)

CFV Building

Calle 10, Nos. 4-47, Piso 23

**FORMER NAME Cali, Colombia

**NEW ADDRESS

PROCESSED

AUG 22 2005

THOMSON FINANCIAL

FILE NO. 82- 3437 FISCAL YEAR 12/31/02

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/19/05

82-3431

2002 ANNUAL REPORT

AR/S
12-31-02



WWW.CORFIVALLE.COM



CFV ENDORSES THE FUTURE

CORPORACION FINANCIERA DEL VALLE

Corporate Profile

Corporación Financiera del Valle (CFV, the Company or the Corporation) was founded as a financial services organization in 1961 and operates two main business lines in corporate and investment banking. CFV undertakes equity investments as well as stakes in Colombian companies. CFV also provides medium- and long-term loans to the nation's corporate and public sectors. The Company's investments are in a variety of industries, including cement, hotels, agricultural business, chemicals, utilities, telecommunications and technology. Corporación Financiera del Valle was the first company in Colombia to list ADRs in the international markets.

Table of Contents

COLOMBIAN ECONOMIC OVERVIEW

The election of Alvaro Uribe as the nation's president initiated a new wave of optimism in Colombia that was reflected in improved economic recovery in the second half of 2002. Announced on September 6, 2002, the World Bank and the Colombian government subscribed a loan agreement in the amount of US$155 million to support implementation of substantial economic and social reforms as underpinnings for sustainable growth and protections to society as proposed by President Uribe's administration, which took office on August 7. Additionally, for the year 2003, Colombia received resources from such multilateral banks as Inter-American Development Bank, Corporación Andina de Fomento and the International Monetary Fund, which also signed a new agreement to cover the next twenty-four months.

While Colombia's economic growth rate of 1.5% for 2002 was higher than in the previous year, the number was lower than the 4% historic average. Both external and internal factors were influential. Difficulties faced by the country's traditional trading partners were problematic. Political unrest in Venezuela and Brazil were negative factors, along with the financial crisis in Argentina. The slow recovery of the U.S. economy and threat of war with Iraq were further inhibitors of growth in Colombia. Some recovery was gained by expanded trade with new markets in Canada, the European Union, Ecuador and Peru. Additional benefits will result -- for domestic companies that can meet the criteria -- from the Andean Trade Preferences Agreement (ATPA) enacted in 2002. The entire Latin American region, including Colombia, experienced outflows of international investment during the year, principally diverted to Asian markets in China and Hong Kong, in a characteristic example of investor risk aversion.

Major internal constraints were the ongoing high rate of unemployment, rebel military operations, low productivity, a decline in such traditional exports as petroleum and coffee and reduced credit requests by consumers and businesses. The slow recovery in internal demand, coupled with deteriorating public order in recent years, has led local companies to seek new markets in other countries. For the first time in many years, Colombia registered a negative balance in long-term financial flows in 2002.

On the positive side, low interest rates should boost credit and restore the financial sector's fuller participation in this area, curtailed recently in favor of the reduced risks of public debt. Through structural reform in reaction to the crisis three years ago, the financial sector has consolidated and gained increased efficiency. Devaluation and a more competitive real foreign exchange rate in conjunction with considerable gains in domestic confidence indicators should permit gradual recovery of the fundamental engines for growth: demand and investment. Optimism has been accompanied by greater public financial stability, attained through structural reforms and lower expenditures, some of which is still subject to legislative approval and enactment.

Consolidated Financial Highlights

	2002	2001	2000
Revenues	85.6	99.5	98.3
Operating Expenses	(63.2)	(79.3)	(74.8)
General Expenses	(13.2)	(13.9)	(14.9)
Provision for Credit Losses	(8.3)	(12.8)	(24.2)
Net Income	(5.9)	(9.5)	(14.5)
Net Loans	318.9	373.9	403.3
Investment Portfolio	353.8	383.2	231.5
Assets	792.0	903.4	855.8
Liabilities	660.6	733.6	669.9
Shareholders' Equity	131.4	169.8	185.9
To translate Colombian pesos into U.S. dollars:	2,814.89	2, 306.90	2,186.21

[illegible] reduced inflation have been the main achievements of economic authorities [illegible]

[illegible] Economic Research – April-June 2002

COMPANY REPORT



CFV ENDORSES THE FUTURE

WWW.CORFIVALLE.COM

"Lower interest rates and reduced inflation have been the main achievements of economic authorities in the quest to recover higher levels of future growth."

CFV Economic Research
April-June 2002



Alejandro Zaccour Urdinola
Presidente

LETTER TO SHAREHOLDERS

Dear Shareholders:

Important advances in fourth quarter 2002 bolstered investor confidence in Colombia and renewed optimism as we move resolutely toward the future.

During 2002 CFV's assets grew 7% to Ps. 2,229,338 million pesos over the previous year's total of Ps. 2,083,978. The rise is chiefly due to increases in fixed-rate investment instruments. These results were affected by external circular 033, which covers the level of provisions made in the investment portfolio, especially fixed-income investments. Provisions rose as much as 100% per category over previous requirements. This change caused CFV to present a loss of Ps. 16,493 million at year-end. New provisions invoked by circular 033 totaled more than Ps. 24,000 million.

COLOMBIA'S FINANCIAL SYSTEM

At the beginning of 2002, financial system numbers demonstrated sustained recovery in the sector, although profits remain low. Principal risk indicators show significant improvement since the financial crisis of 1999, when profitability among financial institutions was at the lowest point. The loan portfolio of the financial sector was Ps. 46.4 billion, an increase of 5%. Growth was due to economic recovery in the fourth quarter and to low interest rates.

At the end of 2002, the financial sector's total loan portfolio continued to decrease in real terms. Emphasis on fixed-income instruments by financial institutions led to an increase of Ps. 3 billion invested in the system, representing 6% growth in real terms. Greater demand for credit characterized the current year.

Since last year, the government has been changing regulations for the financial sector, trying to prevent risk due to market realities. These changes are positive, but need to be made in such a way that does not reduce economic growth. New regulatory policies must also take into account differences among the various types of financial institutions. Homogeneity -- or a one-size-fits-all approach -- must not be allowed to affect the special nature of each category nor to ignore the corrective element of Colombia's capital markets.

CORPORATE BANKING

The high quality of CFV's credit portfolio is a major reason for greater business activity, and perceptions about portfolio excellence also generate value-added relationships. Today more than 90% of this portfolio is productive, with only 9% graded at C, D and E, loans considered to be more likely to default. The portfolio rose to Ps. 945,355 million, which represents a 3% increase over 2001. From a historic point of view, in 2000, 81% of the credit portfolio was evaluated as A and B.

As compared to Colombia's financial sector, in terms of loans due to total loans, CFV is at 1.3% as compared to the system average of 8.7%. With respect to provisions versus loans due, coverage is at 378% as compared to the overall system's rate of 83.2%.

Rediscounted lines of credit represent 57% of CFV's total credit portfolio as of December 31, 2002, a favorable comparison to the 26% figure for 1998, which occurred before the financial crisis. This allows better control over margins and time limits.

Loan Portfolio Quality


4.49%
3.62%
2.03%
2.81%
1.34%
1998
1999
2000
2001
2002

Development of the Credit Portfolio


2002
2001
2000
A
B
C
D
E
0%
20%
40%
60%
80%
100%

The volume of deposits grew 21% over the previous year and at a higher rate than the sector average. Such sustainable increases over the last three years have resulted from the integrated management approach that we offer clients through CFV's products and services. This is an important aspect of corporate strength and represents the total consolidation of our businesses over the last year.

An almost exponential growth rate has occurred in savings in 2002. We hope to see this type of increase in investments during the coming year. Corporate banking activities were boosted in 2002 by the general public's more positive attitude about Colombia and the nation's future, as well as preparations to participate in markets that are more open.

INVESTMENT PORTFOLIO

Emphasis in the investment portfolio continues to focus on infrastructure and technology sectors. We are also pursuing a strategy to offer investments in industrial and manufacturing sectors, when opportunities dovetail with our principal objectives.

In 2002 CFV increased investments in infrastructure to 41% of total portfolio. Many of these were green field companies that we have cultivated so as to grow returns for investors. Infrastructure is important to Colombia's future and CFV has particular expertise in this area.

Technology is also critical to performance in coming years. We are continuing the capitalization plan for International Business Communities, (IBC) an associate of the Carvajal Group. IBC is an Internet service provider.

CFV sold non-strategic investments in such companies as Cementos Caribes S.A., Sociedad Portuaria Regional Buenaventura S.A. (Regional Port of Buenaventura S.A.) and Desarrollos Empresariales Caucanos (Caucanos Business Developments S.A.) The investment portfolio is an important source of sustainable dividends for CFV and generated Ps. 34,313 million in 2002.

Historic Performance of Investment Dividends
Millions de pesos


13.027
31.081
34.313
2000
2001
2002

TREASURY

Business for CFV's treasury was excellent in 2002. The fixed-rate portfolio grew 26.5% over the previous year, building income to Ps. 37,000 million. These results identify CFV as one of the country's principal capital market players in fixed-rate instruments.

In the domestic money market, CFV holds third place among market makers for public debt. Last year CFV was eleventh. The strategy begun three years ago to move forward in this area has made excellent progress. New paper -- TIP (Titulos de Participación Hipotecario) -- was issued to back mortgages. In the TIP market, which created considerable dynamism in the mortgage sector, we were able to make a large number of placements for

these contracts. Our participation was at 15%.
We maintained a leadership position in foreign currency and derivatives, in the spot market and forwards trading, along with peso-dollar options.

INVESTMENT BANKING

CFV remains Colombia's leader in investment banking. Among the principal accomplishments in 2002 were the following:

- CFV developed the technical structure, as well as legal and financial systems for the Integrated Transport System of the city of Cali. In December 2002, we confirmed the agreement with Cali's city government that guarantees project financing in the amount of US$345 million.

- In the area of mass transit, we were advisory to the Institute of Urban Development (IDU) and Transmilenio to structure concessions for the construction of the NQS and Suba Avenue trunks in the Transmilenio system. The first bids on these projects took place in December 2002 with a budget of Ps. 444,000 million.

- Bonds for Promigas E.S.P. were placed. A second tranch at Ps. 100,000 million were at a price of 7.40% over the Price Index Ratio (IPC) for a ten year period. Currently, this placement price is the lowest cost for financing in Colombia for a similar period.

- CFV structured and placed a syndicated loan among four banks for packaging company ALFAN S. A. for Ps. 20,000 million. The placement was oversubscribed by Ps. 6,000 million, demonstrating the operation's exit strategy.

- We served as advisory for the technical, legal and financial structure for the mass transit systems for the cities of Pereira and Dosquebradas.

- CFV provided a financial diagnostic and structural process for a triple A bond placement for the Barranquilla Aquaduct in the amount of Ps. 180,000 million.

- Advisory services were provided to Infrastructure Projects S.A. (PISA) to evaluate participation in bids for the Briceño-Tunja-Sogamoso concession.

- CFV was advisory to Interconnection Electrical (ISA), the energy transport company, in financial structuring for the concession for three transmission lines in Bolivia, running for approximately 600 kilometers at 230 kilowatts.

The investment banking operation continues a strategy of providing advisory services to Colombian businesses in plans to expand outside the nation in Peru, Bolivia and the Dominican Republic. We will pursue further opportunities to diversify the base of business activities. CFV is also establishing alliances with investment banks in Ecuador and other parts of Central America as we offer advisory support to businesses in those countries.

Efforts by CFV's economic research department -- through both events and publications -- continue to supply some of the finest information on circumstances in Colombia. With the CFV forum, we convened leading financial analysts to discuss economic projections. We produce a weekly strategic economic outlook, a monthly index of public debt and quarterly macroeconomic reports for the benefit of clients and colleagues domestically and in the international community. The quality of this material was recognized when the CFV Index of Public Debt became a principal instrument for analysis during the crisis with government treasury bonds (TES) in 2002. This material is conveniently available to local and foreign clients and specialists on the Company's Web site at *www.corfivalle.com.co*

CFV AFFILIATES

Leasing del Valle continued the incremental dynamic demonstrated in recent years, raising leasing nets by 39.18% to reach Ps. 120,516 million by the end of 2002. Totals for the previous year were Ps. 86,588 million.

The leasing and credit portfolio indicator was at 0.82%, an important drop from the 2.47% figure in 2001.

Arrears and restitution payments changed by 75% from Ps. 2,787 million in December 2001 to Ps. 698 million in 2002 and represented only 0.4% of total company activity. This positive situation is due to adequate risk provisions, the quality of financial assets and the commercialization of solid opportunities.

Profits rose to Ps. 3,000 million, a 36.4% increase over the Ps. 2,200 million total for 2001. Equity was at Ps. 25,594 million and the solvency indicator was 18.39%, which is twice the minimum required by law.

Fiduciaria del Valle earned profits of Ps. 3,920 million, a 38% rise over the previous year. Administrative assets in investment funds grew 81% because of the excellent performance of FCO Value Plus, representing the largest increase in the domestic financial sector: 52% between January and December of 2002. Duff and Phelps of Colombia assigned the fund a AAA rating. We attribute this to the strength of the CFV network and the deposit confidence of our clients. Also notable was growth in correspondent assets in fiduciary trusts, which was at Ps. 833,000 million in 2001 and reached Ps. 1.3 billion in 2002. In terms of volume, CFV's fiduciary efforts rank the company in third place nationally. Commissions and honoraria were Ps. 7,184 million up by 34% from the previous year.

Cofivalle Finance (Bahamas) Ltd. (CFBL) grew profits to US$665,200, -- a 326% rise in profits over 2001 results -- and a 12.3% increase in equity. Success is due to CFBL's strength in the commercial area and the process of optimization employed in the last two years. Our fisical presence has been enhanced by the relationship with Commonwealth of the Bahamas. We have been ranked above the Central Bank for diligence and information management skills. The positive year-end report demonstrates the level of cooperation and solidarity within the CVF Group and the ability to satisfy clients with our products and services.

TECHNOLOGY

To maintain agility and efficiency in CFV's business operations, we have undertaken a project to replace part of the operational software used by our affiliates. Consequently, the entire financial group will work on the same hardware and software platform. This will help to lower costs for licensing, developing and maintaining these applications and will optimize utilization of computer equipment.

Unifying hardware and software platforms with human resources builds systems capacity among the associates. Various products and services can now be automated.

We continue to improve CFV's transactional Internet page with new options like Red Dorada (Golden Network). Our professionals have been working to understand preferences of clients that use the Web site, offering a rapid and secure channel for consultations and transactions with all businesses in the CFV Group.

Throughout the year we have worked to develop and to implement established controls over various areas. We make particular note of SARC (Sistema Administrativa de Riesgo Crediticio), developed to calculate and administer credit risk. This comprehensive program covers organizational structure, methodologies and processes associated with risk management. SARC will be fully operative in 2003.

ADMINISTRATION

CFV sustains improved operational efficiency and controls administrative costs. The index of administrative efficiency -- costs versus average assets -- was maintained at 1.58%, the same as recorded in 2001. This is particularly significant in light of the fact of a higher volume of business in 2002.

We comply with all regulations pertaining to intellectual property and daily issues CFV encounters in software licensing. Established internal policies and procedures protect the continuity of existing installations.

As a Colombian business, we ascribe to all legal and policy decisions that govern our business in the financial sector, maintaining all due diligence disclosures and applicable procedures under law.

The aspect of CFV represented by partners and

administrators is equal to settlement assets valued at Ps. 21,276 million and is 0.94% of the Corporation's total assets. Conditions of these operations do not differ from those realized through other third-party agreements.

In compliance with article 47 of law 222 of 1995, we confirm that from the opening balance until the date when information was presented nothing has affected the normal development of CFV.

CFV UPDATE

During 2002 the Company realized a long-held group objective in completing CFV's revised structure. For all our businesses a single, consolidated back office now provides services. This not only streamlined operations but also enables us to process transactions seamlessly.

We adopted a three-stage model for this process. The first goal was to reduce costs, which was primarily achieved in 2001. Next, full consolidation allows us to work more closely as a team, with synergistic efforts among commercial, middle and back offices. This has brought about a positive cultural change at CFV that further raises and reinforces the level of client service that we attain.

Third and finally, we are a forward thinking operation at CFV and will demonstrate our qualifications as an asset manager for investments that enhance the future of present and potential clients.

OUTLOOK FOR 2003

We have begun the year with an attitude of optimism about the economy. Changes in the government and the economic program have raised expectations and boosted confidence among consumers and businesses. We believe this will give rise to greater demand and more investment, twin engines for growth. This optimism contributes to better fiscal stability, significant structural reforms and lower government expenditures, pending legislative approval. The new government's fundamental concepts will renew economic activity and increase employment. The situation has already contributed to macroeconomic soundness and fiscal robustness in recent months. Toward this end the Central Bank has kept interest rates low and used instruments to stabilize the exchange rate, which keeps a lid on inflation. New regulations for the financial system will be essential in restoring financial intermediaries as a fundamental generator of economic growth.

The general level of confidence in the government and market performance in the fourth quarter build optimism about increased demands for credit, making operational optimization necessary and requiring companies to deal with markets that are more open and with free trade agreements.

In the coming year, we will have ongoing discussions with regulatory authorities about needed changes to accommodate new realities, a positive climate of opportunity and the differences among financial institutions in Colombia.

We continue working to develop and offer products through CFV's efforts in Treasury, Investment Bank and Investment Portfolio in Colombia's capital markets. Our total investment funds are more than US$18 billion and we have significant strategies to raise that total. CFV persists in efforts to diversify funds and to broaden the range of clients and products.

Finally, I express my sincere appreciation to shareholders, the board of directors and all personnel at CFV for your support and dedication that were decisive in achieving defined goals.

Respectfully submitted,

Alejandro Zaccour
President

"At the same time, during the recovery process after the crisis, the financial sector suffered a series of notable transformations. These changes included improvements in the institutions' efficiency through cost reductions and an increase in loan portfolio provisions to clean up balance sheets."

CFV Economic Research
October-December 2002

CFV at a Glance

(Figures as of December 31, 2002)

Business Divisions	Products and Services	Financials
Corporate Banking	Provides loans to corporate and Government clients; finances trade; issues CDs and Bonds.	US$318.9 million Loan Portfolio Net
Treasury and Financial Trading	Broker/dealer in fixed income instruments; trades in FX and derivatives market.	US$30.02 billion Transactions
Investment Banking	Raises equity and debt capital in local and international markets; provides advisory, particularly for privatization of infrastructure; works on M&A transactions; conducts research.	US$45.5 million Volume of Transactions
	Projected completion in 2003.	US$1.1 billion
Equity Portfolio	Manages diversified portfolio of listed and unlisted securities, seeking both capital appreciation and dividend revenue. Gains earned through rotation of the portfolio are reinvested.	US$247.9 million Mark to Market
Subsidiaries		
Leasing del Valle S.A.	Leases equipment to companies and provides consumer loans.	US$57.1 million Assets
Fiduciaria del Valle S.A.	Asset manager and fiduciary trust for three funds and acts as fiduciary for infrastructure projects in Colombia.	US$991.3 million Asset Mgt.
[illegible]	Provides offshore financing and cross-border leasing.	US$32.6 million Assets
[illegible]	Executes export-import transactions and provides structured financing.	US$26.7 million Revenue

CFV Shareholder Ownership

Shareholder	Percentage	Shares
Aval Group	25.70%	14,575,861
Banco de Bogotá	10.74%	6,090,774
Banco Popular	8.33%	4,727,523
Banco de Occidente	2.79%	1,581,853
Cesantías Future Fund	1.76%	1,000,000
Obligatory Future Pension Fund	1.15%	653,541
Voluntary Future Pension Fund	0.88%	500,000
Factoring of the Andes	0.04%	22,170
Private Group	12.07%	6,848,184
Coffee Growers Group	10.76%	6,101,652
Providencia Group	7.24%	4,107,174
International Finance Corporation of The World Bank	5.25%	2,976,235
Industrial Bank of Japan	3.47%	1,970,888
Cementos del Valle S.A.	3.22%	1,828,601
Instituto Fomento Industrial (IFI)	3.19%	1,811,539
Corporación Andina de Fomento (CAF)	3.12%	1,767,564
Others	25.98%	14,737,655
Total	100.00%	56,725,353

Of CFV's 66,024,347 shares, 85.92% are Common and 14.08% are Preferred.

One hundred and fifty shareholders who, for the most part, represent financial institutions and institutional investors.

Investment Portfolio

Infrastructure

- Central Hidroeléctrica de Betania S.A. E.S.P. (Betania)
- EMGESA
- Promigas S.A.
- TIBITOC Water Treatment Plant
- Cementos Diamante S.A.
- Proyectos de Infraestructura S.A. (PISA Toll Road)

Hotels

- Hotel Intercontinental Cali
- Hoteles Estelar de Colombia S.A.

Chemicals

- Productos Derivados de la Sal S.A. (Prodesal)
- Coloidales S.A.

Agribusiness

- Compañía Agropecuaria e Industrial Pajonales S.A. (CAIPA)

Soaps & Edible Oil

- Lloreda S.A.

Technology

- Futbolred.com
- Caliescali.com

CFV E
THE

FINANCIAL REPORT



CFV ENDORSES
THE FUTURE

WWW.CORFIVALLE.COM

Corporación Financiera del Valle S.A.
Balance Sheet

(Amounts stated in thousands of Colombian pesos)

	NOTES	As of December 31 2002	2001
Assets			
Cash and equivalent	2 and 4	36,366,396	32,304,201
Interbank funds sold and Repurchase agreements	2 and 5	20,847,382	21,223,104
Investments			
Participative securities	2 and 6	675,348,920	627,095,536
Negotiable in Debt Bonds and "Held to Maturity"	2 and 7	404,907,552	320,149,766
		1,080,256,472	947,245,302
Less - Investment Protection Provision	2 and 8	84,401,847	63,355,823
		995,854,625	883,889,479
Loan Portfolio			
Category A		771,189,624	677,642,693
Category B		83,761,013	145,043,852
Categories C, D and E		90,404,028	97,373,731
	2 and 9	945,354,665	920,060,276
Less - Loan Portfolio Provision	2 and 10	47,803,289	57,523,905
		897,551,376	862,536,371
Accounts Receivable, Net	11	39,119,885	32,460,268
Term and Forward Contracts	12	7,636,681	3,530,806
Realizable Goods and Foreclosed Assets, Net	2 and 13	35,815,506	47,122,194
Property and Equipment, Net	2 and 14	13,979,435	8,540,422
Other Assets, Net	2 and 15	71,643,676	77,679,335
Asset Appraisal, Net	2 and 16	110,523,073	114,692,207
Total Assets		2,229,338,035	2,083,978,387
Contingent and Memorandum Accounts	2 and 26	7,346,512,805	7,642,079,087

The accompanying notes are an integral part of these financial statements.

Corporación Financiera del Valle S.A.
Balance Sheet

(Amounts stated in thousands of Colombian pesos)

	NOTES	As of December 31 2002	2001
Liabilities and Stockholders' Equity			
Deposits and Call Moneys	17	880,935,761	715,933,102
Interbank Funds Purchased and Repurchase Agreements	18	173,961,375	125,392,255
Outstanding Banker's Acceptances			877,356
Bank Loans and Other Financial Obligations	19	738,945,553	774,421,482
Accounts Payable	20	25,374,986	32,210,694
Outstanding Investment Securities	21	8,145,000	9,994,000
Other Liabilities	23	32,026,771	33,511,538
Total Liabilities		1,859,389,446	1,692,340,427
Stockholders' Equity			
Subscribed and Paid-In Capital	24	660,243	660,243
Retained Earnings (Accumulated Deficit)			
Appropriated	25	195,248,741	217,205,059
Non-Appropriated (Deficit)		(16,493,012)	(21,956,317)
Surplus from:			
Equity reappraisal		81,036,768	81,036,768
Non-Realized Accumulated Losses - Participative Securities		(1,027,224)	
Asset Appraisal, Net		110,523,073	114,692,207
Total Stockholders' Equity		369,948,589	391,637,960
Total Liabilities and Stockholders' Equity		2,229,338,035	2,083,978,387
Contingent and Memorandum Accounts	26	7,346,512,805	7,642,079,087

The accompanying notes are an integral part of these financial statements.

Corporación Financiera del Valle S.A.
Statement of Income
(Amounts stated in thousands of Colombian pesos, except net profit or loss per share)

	NOTES	For the years ended as of 2002	2001
Revenues			
Interest			
Loan portfolio		97,210,362	117,809,937
Interbank funds sold and resale agreements, and other		7,472,950	6,078,190
Valuation of Investments, net		41,593,879	41,829,966
Valuation of derivatives, net		13,155,325	12,151,369
Dividends		27,283,421	26,124,984
Exchange difference, net		18,334,962	3,512,754
Commissions		11,926,696	9,896,663
		216,977,595	217,403,863
Expenses			
Interest :			
Fixed-term deposit certificates		89,862,709	81,992,265
Bank credits and other financial obligations		56,973,657	79,875,606
Outstanding bonds		986,907	3,300,949
Interbank funds purchased and repurchase agreements Savings deposits and other		11,287,814	6,861,651
Commissions		13,031,787	5,623,236
		172,142,874	177,653,707
Net revenues		44,834,721	39,750,156
Recovery of loan portfolio, net		(9,032,785)	(15,407)
Provision for accounts receivable, net		6,021,094	2,650,043
Recovery (Provision) of investments, net		20,919,121	52,129,048
Provision (Recovery) of foreclosed assets and trust rights, net		5,488,845	(25,211,091)
		23,396,275	29,552,593
Net income after provisions for loan portfolio, accounts receivable, and investments		21,438,446	10,197,563
Profit on sale of investments		23,951,468	12,101,025
Other (expenses) revenues, net	27	(4,079,817)	1,891,757
Personnel expenses		17,999,096	16,566,256
Administrative and other expenses	28	32,604,013	24,039,076
Loss before income tax provision		(9,293,012)	(16,414,987)
Income tax provision	22	7,200,000	5,541,330
Net loss		(16,493,012)	(21,956,317)
Net loss per share (in Colombian pesos)		(249.80)	(332.55)

The accompanying notes are an integral part of these financial statements.

Corporación Financiera del Valle S.A.
Statement of Cash Flow

(Amounts stated in thousands of Colombian pesos)

December 31,	NOTES	For the years ended as of 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss of the period		(16,493,012)	(21,956,317)
Adjustment to reconcile the net (loss) of the year with the net cash provided from operating activities			
Recovery of provision for loan portfolio, net		(9,032,785)	(15,407)
Provision of accounts receivable, net		6,021,095	2,650,043
Recovery (Provision) of Investments, net		20,919,121	52,129,048
Provision (Recovery) of other assets and foreclosed assets, net		5,471,365	(25,211,091)
Depreciation		1,259,576	1,038,118
Net Loss Depurated		8,145,360	8,634,394
(Increase) Decrease in accounts receivable		(12,680,711)	108,460,061
Decrease in other assets		1,352,821	35,315,426
Decrease in account payable		(6,835,708)	(61,021,926)
(Decrease) Increase in other liabilities		(1,484,767)	19,340,905
Accumulated, unrealized losses - high or medium marketability securities		(1,027,224)	
Net cash (used in) provided by operating activities		(12,530,229)	110,728,860
CASH FLOWS FROM INVESTING ACTIVITIES			
(Increase) Decrease in loan portfolio		(25,982,221)	19,108,959
Decrease of interbank funds sold and resale agreements		375,722	41,214,939
Increase of property and equipment and foreclosed assets		(3,149,922)	(2,162,488)
Purchase of investments		(21,075,961,853)	(7,493,436,831)
Sale of investments		20,938,971,710	7,057,765,441
Sale of property and equipment and foreclosed assets		6,969,494	1,515,616
Net cash (used in) provided from investing activities		(158,777,070)	(375,994,364)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase in deposits and call moneys		165,002,660	177,903,051
Increase in interbank funds purchased and repurchase agreements		48,569,120	108,107,127
(Decreases) Increase in bank loans and financial acceptances		(36,353,286)	13,895,539
Decrease in outstanding investment securities		(1,849,000)	(30,448,400)
Net cash provided from financing activities		175,369,494	269,457,317
Increase in cash and equivalents		4,062,195	4,191,813
Cash and equivalents at beginning of period		32,304,201	28,112,388
Cash and equivalents at year end		36,366,396	32,304,201

The accompanying notes are an integral part of these financial statements.

Corporación Financiera del Valle S.A.
Statement of Change in Shareholder Equity

(Amounts expressed in thousands of Colombian pesos.)

	Capital			Reserves							
	Authorized	to be Subscribed	Subscribed and paid-in	Legal Reserve	Other Reserves	Additional Paid-in Capital	Net Loss	Appraisal Surplus	Equity Reappraisal	Accumulated, Unrealized Income or Losses	Total Equity
BALANCE AS OF DECEMBER 31, 2000	800,000	139,757	660,243	41,809,447	87,449,094	119,694,394	(31,747,876)	107,478,993	81,036,768		406,381,063
Authorization of the General Stockholders' Meeting to write-off losses\											
•						(31,747,876)	31,747,876				
Net loss							(21,956,317)				(21,956,317)
Reappraisal surplus								7,213,214			7,213,214
BALANCE AS OF DECEMBER 31, 2001	800,000	139,757	660,243	41,809,447	87,449,094	87,946,517	(21,956,317)	114,692,207	81,036,768		391,637,960
Authorization of the General Stockholders' Meeting to											
wipe-off losses						(21,956,317)	21,956,317				
Net income							(16,493,012)				(16,493,012)
Reappraisal surplus								(4,169,134)			(4,169,134)
Accumulated, un realized losses - participative securities										(1,027,224)	(1,027,224)
BALANCE AS OF DECEMBER 31, 2002	800,000	139,757	660,243	41,809,447	87,449,094	65,990,200	(16,493,012)	110,523,073	81,036,768	(1,027,224)	369,948,589

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements. This information has been verified by outside auditors and have been accepted by the Company's executive officers and board of directors.

"During the third quarter of 2002, the rising exchange rate trend that had begun in April became more pronounced, offsetting revaluation experienced during the first months of the year.

The credit supply was also restricted due to such factors as greater risk perception by the financial sector and difficult economic circumstances that prevailed during the previous two years. A downward trend in interest rates, coupled with moderate devaluation, caused investment in public debt instruments to be an excellent alternative for financial institutions, with a low risk level and good returns.

Beginning with the banking crisis in 1999, the Colombian financial sector experienced a substantial shift in business emphasis. Financial intermediation, which had traditionally been the most profitable sector activity, began to lose significance, while investments in financial assets gained importance."

CFV Economic Research
October-December 2002

Corporación Financiera del Valle S.A.
Notes to the Financial Statements

As of december 31, 2002 and 2001
(Amounts stated in thousands of Colombian pesos – except for exchange rates, dividends and per share values)
(English translation of report originally issued in Spanish)

1. REPORTING ENTITY

Corporation Financiera del Valle S.A. (CFV, the Corporation or Company) is a private financial institution, organized as a joint-stock corporation, established according to Colombian laws on November 27, 1961, through Public Deed No 5710. The term of the Corporation expires on June 30, 2010, and can be extended through an ordinary resolution of the General Stockholders' Meeting. Modification occurred through Public Deed No. 3143 of September 26, 2001, when specific measures for good corporate governance were adopted.

The corporate purpose of CFV is exclusively within the framework of operations authorized by law for financial entities and mainly consists of mobilization of resources and assignment of capital to: a) promote the creation, organization, reorganization and transformation of any type of manufacturing, agricultural, livestock, mining and hotel companies, among others; b) subscribe and hold shares or partnership parts in those companies where it is allowed by law to do so; c) foster, sponsor and promote participation of local and foreign private capital without surpassing maximum limits established by law; d) issue bonds guaranteed by general collateral and by specific collateral; e) acquire and negotiate all types of transferable securities issued by companies from diverse economic sectors; f) receive local or foreign currency funds under deposit and, in general, undertake operations authorized by law for this type of companies.

The main corporate domicile of CFV is in the city of Cali and the Company operates through four agencies and nine offices in different Colombian cities. There are 386 staff members, along with affiliates and financial subsidiaries: Leasing del Valle S.A.; Compañia de Financiamiento Comercial; Cofivalle Finance (Bahamas) Limited, an offshore financial company; Fiduciaria del Valle S.A. and fourteen affiliates in the private sector.

2. PRINCIPAL ACCOUNTING POLICIES AND PRACTICES

CFV's financial statements have been prepared according to instructions and accounting practices established by the Office of Colombia's Superintendent of Banking (the Superintendency), and in those parts not provided for therein, according to generally accepted accounting principles established in Decree 2649 of 1993. Certain accounting principles applied by the company that agree with generally accepted accounting principles in Colombia, may not conform to generally accepted accounting principles in other countries. CFV's main accounting policies and practices are summarized below:

a) Accounting System
CFV uses the accrual basis accounting system according to which revenues and disbursements are recorded when accrued, regardless of whether they are collected or paid in cash.
Revenues, costs and expenses are recorded on an accrual basis, except as established by the Superintendency of Banking in Circular letter 011 of 2002, with respect to interest revenue that does not accrue on commercial portfolio past due in excess of three months. This interest is credited to revenues when collected. Prepaid interest and commissions are recorded as deferred income.

b) Translation of Foreign Currency Transactions and Balances
Foreign currency transactions and balances are translated into Colombian pesos at applicable market representative exchange rates, certified by the Superintendency. This rate for the US dollar was Ps. 2,814.89 and Ps. 2,306.90 per US$ 1, as of December 31, 2002 and 2001, respectively.

At each closing, foreign currency balances are adjusted at the market representative exchange rate, and the difference is reflected in the respective asset, liability and income statement accounts.

c) Cash and Equivalents
CFV's record high liquidity resources include cash, deposits in the Central Bank, local and foreign currency deposits in local and foreign banks and other financial institutions.

Currant bank account overdrafts become obligations in favor of the respective bank establishment and are reflected in the "bank current account overdrafts" liability account.
The value of checks uncollected after six months since issue by CFV is reclassified to the "uncollected written checks" liability account.

The Superintendency has issued instructions to cover potential losses generated by bank reconciliation items pending clarification. Financial institutions must provision the extracted-not-recorded debit notes and the recorded-not-extracted credit notes that have stayed in such reconciliations for more that thirty days, if denominated in local currency, and for sixty days if denominated in foreign currency.

d) Interbank Funds Sold and Resale Agreements – Interbank Funds Purchased and Repurchase Agreements
The above items include: (a) placements that CFV makes in other banking institutions using excess liquidity during a maximum thirty-day term, and (b) placements received by the Company from other financial institutions under the same circumstances. Yields from interbank funds sold or purchased are credited or charged to operations as accrual occurs.

Placements made under a guaranteed resale agreement, denominated "investment resale agreements or traded receivables" are recorded as assets, when CFV is the creditor and as liabilities, under "investment repurchase agreements or traded receivables," when the Corporation is the debtor. The difference between value initially given or received, and value finally received or given, is recorded as revenue or expense, taking into account accrual norms.

e) Investments
Starting on September 1, 2002, CFV assesses, classifies, provisions and records investments as provided for in External Circular Letter 033 issued by the Superintendency, except issues that refer to provisions or losses due to the credit risk rating, for non-rated securities and non-rated issuers. The latter is being made according to provisions of External Circular Letter 070 of September 28, 1998, in force until August 31, 2002, and applicable until the Superintendency approves the model that CFV presented as Investment Risk Management System (Sistema de Administración de Riesgo de Inversiones, SARIN). External Circular Letter 033 establishes the following classifications for all investments: negotiable, available for sale and held to maturity. Negotiable and available for sale investments are classified as debt securities and participative securities – "fixed yield" or "shares and bonds convertible into shares" – according to the characteristics or conditions of each investment as follows:

1. "Negotiable" investments are every security acquired with the primary purpose of obtaining profits from short-term price fluctuations.

2. "Held to Maturity" investments are securities that have a serious purpose as well as the legal, contractual, financial and operating capacity to keep them until the maturity or redemption date expires. No liquidity transactions can be performed with these investments, except in exceptional cases determined by the Superintendency.

3. "Available for sale" investments are securities not classified as negotiable or "held to maturity" that have a serious purpose along with the legal, contractual, financial and operating capacity of keeping them at least one year from the first day they were first reclassified or when reclassified as "available for sale" investments.

CFV evaluated, classified and recorded investments during 2001 and until August 31, 2002, according to provisions of Chapter I of External Circular Letter 100 of 1995 issued by the Superintendency. These norms established classification of investments as negotiable, non-negotiable, and held to maturity according to conditions or characteristics of the type of each security as follows:

1. Debt investments or incorporating debt rights – fixed-yield – with maturity of more than or equal to one year from purchase date, for which CFV has the capacity and intention of maintaining to maturity, are classified as up-to-maturity investments. These investments are initially recorded by acquisition cost and are valued on a monthly basis according to each security's internal rate of return, calculated at the purchase date. The resulting adjustment is carried to operations.

2. Investments in stock or capital shares -- variable-yield – that the Superintendent of Securities considers to have high or medium marketability, for which the Corporation has the capacity and intention of maintaining for at least three years, are classified as permanent investments. These investments are initially recorded at cost and are adjusted to market value on a monthly basis. Market value is based on the average stock exchange price listings during the last ten or maximum of ninety days, according to parameters established by the Superintendency. If market value is greater than the cost at which the investment is recorded, the difference is reported as appraisal surplus. Otherwise, the difference would first affect the investment's appraisal surplus until the surplus is exhausted. At that time the difference will be recorded as a negative appraisal of the respective investment within CFV's equity. Dividends or profits received in kind are credited to the statement of income when related to profit distribution. Reappraisal capitalization does not affect the statement of income and is recorded in memorandum accounts.

3. Variable-yield investments in stock or capital shares that have low or minimum marketability, are not listed in stock exchange markets and are maintained with the purpose of having direct or indirect control of another entity, as well as forced fixed-yield investments, are classified as non-negotiable as per the Corporation's decision. Variable-yield investments are recorded at cost plus the value of dividends decreed in shares, both adjusted for inflation from January 1, 1992, and until December 31, 2000. If the book value of investments is greater than the intrinsic value, based on financial statements

up to one year old, a provision equivalent to the difference is constituted and charged to operations. In investments made in pension and severance funds of companies administered, the difference could be recorded as investment negative appraisals in stockholders' equity during the first five years since acquisition. Income in this case is recognized according to dividends accrued in cash or stock. Dividends from distribution out of the "equity reappraisal surplus" account does not affect the statement of income. Fixed-yield investments are recorded at cost, amortized for premiums and discounts.

4. Investments not meeting any of the above characteristics are classified as negotiable investments. These are initially recorded at cost and adjusted at market value on a monthly basis. The resulting adjustment is carried to operations. Market value of fixed-yield investments is determined by estimating present value of future capital and interest flows. That number is discounted at a market interest rate calculated according to parameters established by the Superintendency, which includes the associated premium that results from a solvency risk of the security issuer. For variable-yield investments, market value is determined as described in number two above. Negotiable investments made in stock have not been subject to inflation adjustments or dividend accrual. Profit obtained by valuation at the end of accounting should correspond to revenues not fiscally realized under terms of Article 27 and other tax statutes. Such funds are constituted a reserve designated "reserve for valuation of negotiable investments," which is affected when profits are capitalized or the revenue is fiscally realized.

Any difference between the acquisition cost of stock investments that imply control under terms established by commercial legislation and the book value of net assets acquired is recorded as "mercantile credit" or goodwill. The investment is reported as either deferred asset or liability and will be amortized over a term not to exceed ten years, to be determined when the Corporation acquires control.

g) Loan portfolio, Provisions for Loan portfolio and Accounts Receivables
Loans are recorded based on nominal value and, together with other balance sheet items that refer to credit operations, are classified according to such pertinent bank regulations as mortgage, consumption, micro-credits and commercial.

The Superintendency's External Circular Letter 011 of 2002 established general principles and criteria that financial institutions must adopt to adequately assess credit risks implicit in credit assets. The document defines credit modalities and determines credit ratings according to determined risk perception.

Letter 011 declared that adequate credit risk management must be maintained. Consequently, each institution must develop a credit risk management system called SARC (Sistema Administrative de Riesgo Crediticio) that states clear and precise policies to define criteria used to assess, rate and control credit risks. Also defined were corporate control issues that must adopt necessary policies and mechanisms to assure strict compliance with established standards.

Credit risk is the potential to incur losses or decrease asset value due to the debtor's untimely or inadequate compliance with terms of agreement.

On a permanent basis, CFV assesses the credit risk and payment capacity of all prospective debtors at the time that credit is granted and throughout the life of the agreement.

In accordance with factors established in the Circular Letter, CFV presented methodologies, credit risk assessment criteria, estimated losses and grounds on which to determine the level of provisions to the Superintendency as requested.

Loan portfolio is classified into four categories. Housing includes mortgages granted to individuals to acquire new or used housing or to construct individual housing. Consumption covers loans granted to individuals to fund the acquisition of consumer goods or to pay for services for non-commercial or non-business purposes, regardless of the amount. Micro-credit includes loans to small companies with an indebtedness balance not to exceed twenty-five minimum legal monthly installments. Commercial loans are all those except mortgage, consumption and micro-credits.

After analyzing and weighting criteria to assess credit risk, all loans are classified and the balance of pending payment net of guarantees is provisioned in one of the following categories:

Category A-Normal risk encompasses credits that reflect appropriate structure and performance and have updated financial information to indicate adequate payment capacity.

Category B-Acceptable Risk covers credits that are acceptably attended and protected, but hold potential weaknesses that might temporarily or permanently affect the debtor's payment capacity. Unless addressed in a timely manner, such weakness might affect normal credit collection. The following conditions classify this category. A provision of at least 1% must be kept whenever there are two to five past-due months in housing loans, more than one and up to two past-due months in consumption loans, more than one and up to two past-due months in micro-credits, and more than one and up to three past-due months in commercial loans.

Category C-Deficient includes credits with acceptable risk that present insufficiencies in the debtor's payment capacity that compromises normal collection of the obligation as per terms of agreement. The following conditions classify loans in this category. A provision of at least 20% must be kept whenever there are more than five and up to twelve past-due months for mortgage loans, more than two and up to three past-due months for consumption loans, more than two and up to three past-due months for micro-credits, and more than three and up to six past-due months for commercial loans.

Category D-Difficult collection indicates significant risk. These loans have characteristics of "deficient" credit, but in a greater degree. Consequently, the probability of collection is highly doubtful. The following conditions are applicable in this category. A provision of at least 50% must be kept whenever there are more than twelve and up to eighteen past-due months for mortgage loans, more than three and up to six past-due months for consumption loans, more than three and up to four past-due months for micro-credits, and more than six and up to twelve past-due months for commercial loans.

Category E-Unrecoverable indicates that the credit is not collectible. The following conditions classify this category. A provision of 100% must be kept whenever there are more than eighteen past-due months for mortgage loans, more than six past-due months for consumption loans, more than four past due months for micro-credits, and more than twelve past-due months for commercial loans.

Rating guideline rules were also established. Whenever a financial authority rates any debtor's credit as B, C, D or E, all other loans granted to that debtor must be placed in the highest risk category. According to pertinent legal norms, all other financial institutions should consolidate financial statements and assign the same rating to those credits. Such ratings must be aligned with those of other financial entities whenever two of them establish a greater risk rating and when financial claims represent at least 20% of the respective credits' value as per the last information available from risk centers. Under these circumstances, the maximum discrepancy allowed is one rating level.

Collateral only supports the principal amount of the loan. Consequently, balances pending amortization of credits secured with adequate collateral are provisioned by the percentage established by the credit rating. That percentage is applied to the difference between the unpaid balance and 70% of the collateral. Mortgage guarantee and past-due time of the credit dictate the following percentages of total value to determine the provision:

Non-Mortgage Collateral

Past Due Time of Credit	Percentage
0 to 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%

Adequate Mortgage Collateral Trusts

Past Due Time of Credit	Percentage
0 to months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

No interest, monetary correction, exchange rate adjustment or other revenues accrue when a credit is past due in excess of four months for mortgages, two months for consumption and micro-credits and three months for commercial loans.

The Circular Letter sets out special rules and criteria for re-rating restructured loans. Initial credit conditions under agreement can be modified through any legal mechanism to allow the debtor to fulfill the obligation. For this purpose, payment agreements negotiated under special conditions are considered restructurings. Before entering this process, information must demonstrate that the loan can be recovered under new conditions. After restructuring, an improved credit rating can be earned when the debtor performs regular and effective payments

Until December 2001, loans were classified as follows.

Commercial Loans
Until December 31, 2001, all loans not classified as mortgage, with an initial amount not exceeding 300 minimum legal monthly payments, were classified as consumption loans. Regardless of the amount, the rediscounted loans -- denominated in foreign currency and not classified as mortgage -- were required to have a mortgage guarantee or classified as commercial loans. Provisions are charged to operations if there is concern about recoverability of the loans and interest, according to a process established by the Superintendency. The process commences whenever that authority requires.

Based on Superintendency regulations, CFV must make a complete evaluation of commercial loans every year during the months of May and November, as well as a monthly update on new loans, and restructured loans, among others.

Provisions resulting from those evaluations must be recorded at the end of June and December, for May and November evaluations, respectively.

According to the regulations, loans must be rated per risk levels as: A-Normal, B-Acceptable, C-Deficient, D-Difficult Collection and E-Uncollectable. Those ratings are established by considering such factors as the debtor's payment capacity, based on financial statements of up to one year old, debt service history and information from risk data centers. Mortgage and consumption loans are rated on a monthly basis at risk levels indicated above, taking into account the past-due time of balances. Provisions that result are recorded in the same month as the evaluation.

Once the portfolio of receivables is rated, the following credit-protection provisions are constituted.

One percent of loans not covered with admissible guarantee are provisioned for the interest and other costs for loans rated B-Acceptable.

Twenty percent of consumption loans not covered with admissible guarantee are provisioned for interest and other costs of loans rated C-Deficient, along with commercial and housing loans rated C-Deficient, which are not covered with admissible guarantee. One hundred percent of the interest and other components of commercial and housing loans rated C-Deficient are provisioned.

Fifty percent of commercial, consumption and mortgage loans not covered with admissible guarantee and rated D, as well as 100% of the interest and other costs of the same consumption loans rated D-Difficult Collection, are provisioned.

One hundred percent of loans not covered with admissible guarantee rated E-Uncollectible are provisioned. When there is an admissible guarantee other than a mortgage, after commercial and consumption loans are twelve months past due and after mortgage-guaranteed loans are more than eighteen months past due, 50% of the value of guarantees are taken. When there are mortgage guarantees and the loans are twenty-four, thirty and thirty-six months past due, 30%, 15% and 0%, respectively, are taken from the value of the guarantee.

Loans made to clients in a deed of arrangement are immediately rated E-Uncollectible and are subject to provisions defined for this category. Once the process produces a payment agreement, loans may be reclassified as D-Difficult Collection. Within the subsequent year provisions can be reduced to 50%.

Reclassifications to lower risk categories can be made subsequently, provided that all requirements established by the Superintendency are fulfilled.

CFV must constitute a general provision equivalent to one percent of total gross receivables. This provision is constituted in monthly allotments during thirty-six months, from August 1999 for commercial and consumption receivables, and from July 2000, for housing receivables.

Additional provisions are generated by applying the risk coefficient, ordered through the Superintendency's External Circular Letter 039 of 1999, unless the coverage index for commercial, consumption and housing receivables is greater than or equal to 85%, 85% and 40%, respectively.

In 2000, the Superintendency issued External Circular Letter 070, which modified norms for evaluation and rating receivables regarding the "dragging" process. This process should be initiated when any loans of an individual debtor is rated in category B. This norm modified the process for calculating additional provision and granted term extension and percentage modification to determine value and coverage of admissible guarantees.

Guidelines are in place for restructuring loans for clients with financial difficulties. Loans made to clients with financial difficulties that were restructured by CFV may keep or improve the rating, depending on the following criteria. Satisfactory results from a financial study must demonstrate that the client is able to make timely payments. Guarantees must be provided. The debtor must take action to strengthen equity. A restructured loan, however, may only be re-rated into a lower-risk category when grace periods of less than or equal to six months are established for the payment of interest. When the debtor in such cases is rated in category A-Normal, provisions constituted can only be reversed after the first two payments have been made on time.

Once a rating is assigned to the restructured debtor, the rating can only be improved after two installments have been paid on time.

g) Foreclosed Assets (Goods Received in Payment of Obligations)

The value of goods received by CFV in payment of unpaid balances is recorded in favor of the obligation.
Immovable assets received in payment are based on a technically determined commercial appraisal. Movable goods, shares and participation are received based on market value.

An initial record is made as to value determined in the judicial agreement or award. If the foreclosed asset is not in a salable condition, the cost increases by expenses necessarily incurred for that purpose. If there is a balance in the debtor's favor between value of goods accepted and the obligation amount, the difference is recorded as an account payable. If the value does not cover the entire obligation, a provision equivalent to the difference is constituted.

After External Circular Letter 046 of October 16, 2001, became effective, individual provisions must be constituted on all types of foreclosed assets, equivalent to the maximum expected loss in a final sale after receiving the assets. Starting on June 30, 2002, provisions for this concept have to be maintained. These provisions are equivalent to 40% of the commercial value, when related to immovable goods not devoted to housing, and to 30%, when related to goods devoted to housing. These provisions are calculated as follows:

For goods not devoted to housing:

$$\frac{40\% \text{ of Commercial Value} - \text{Provision Observed}}{\text{Number of months remaining (June 30, 2002)}}$$

For goods devoted to housing

$$\frac{30\% \text{ of Commercial Value} - \text{Provision Observed}}{\text{Number of months remaining (June 30, 2002)}}$$

Immovable goods devoted to housing and goods not devoted to housing must be updated according to provisions of Chapter III of the Basic Accounting and Financial Circular Letter. If the update value is greater than book value, the difference is recorded as appraisal surplus.

When the update value is lower than book value, the difference will affect the appraisal surplus of the immovable asset until the surplus is depleted. After that, the statement of income reflects a market risk provision.

Before External Circular Letters 032 and 046 of 2001 became effective, provisions were ruled by External Circular Letter 070 of October 2000 as follows:

1) If an immovable asset and the commercial value when accepted in lieu of payment is established as greater than or equal to the unpaid balance of the non-provisioned debt, 80% of asset value had to be provisioned within the eighteen months after the seventh month of presentation for payment. Such provision had to be made in eighteen equal monthly installments.

If the immovable asset's commercial value was not enough to cover the unpaid balance of the non-provisioned debt, the difference had to be immediately carried to operations and 80% of asset value had to be provisioned within the eighteen months after the seventh month of presentation for payment. Provision had to be made in eighteen equal monthly installments.

2) If an immovable asset devoted to housing and commercial value when presented in lieu of payment was greater than or equal to the unpaid balance of the non-provisioned debt, 70% of asset value had to be provisioned within thirty months after the seventh month of presentation as payment. Provision had to be made in thirty equal monthly installments.

If the commercial value of the immovable asset devoted to housing was not enough to cover the unpaid balance of a non-provisioned debt, the difference had to be immediately carried to operations and 70% of asset value had to be provisioned within the thirty months after the seventh month of presentation as payment. Provision had to be made in thirty equal monthly installments.
3) If a movable asset and commercial value at the moment of presentation in lieu of payment was greater than or equal to the unpaid balance of the

non-provisioned debt, 100% of asset value had to be provisioned within twenty-four months after the date of presentation as payment in equal monthly installments.

If commercial value of the asset was not enough to cover the unpaid balance of the non-provisioned debt, the difference was immediately carried to operations. One hundred percent of asset value was provisioned within twenty-four months after presentation in lieu of payment in equal monthly installments.

Authorization by the Superintendency to transfer terms of foreclosed assets did not mean an extension of the term to constitute provisions or to reverse those already constituted.

4) Provisions of foreclosed assets received before July 1, 1999, were made as follows:

- For two months after presentation in lieu of payment, foreclosed assets could be kept on the balance sheets at the amount recorded as of June 30, 1999, without constituting any provisions. Once that term elapsed, these assets were provisioned within the next two years in monthly installments until completing 80% of asset value, for an immovable asset, or 100% for a movable asset.

- Goods for which the Superintendency granted sale approval were provisioned within the terms of process by 25% of value. In the subsequent year, provision must continue to complete 80% of the value of immovable goods or 100% of movable goods.

Goods that were 75% provisioned as of June 30, 2000, now must have a provision of 80% of value for immovable goods or 100% for movable goods.

h) Banker's Acceptances
Banker's acceptances are securities issued by financial institutions to be paid to beneficiaries within a term not to exceed 360 days. Such funds may only be generated on export goods, import transactions or purchase/sale of movable assets inside the country. At the moment the acceptance is issued, CFV records value simultaneously in assets and liabilities. Value recorded under assets are assessed for credit risk according to general procedures of Loan Portfolio Assessment.

i) Fixed Term and Forward Agreements

Valuation and Recording of Derivatives
The board of directors is responsible for establishment and approval of policies, objectives and procedures to manage risks inherent to operations with derivatives and to state criteria under which implementation should occur. CFV evaluates and records derivatives according to Chapter XVIII of External Circular Letter 100 of 1995.

Derivative Operations Formulization

- Derivatives are financial operations exercised in the future, and conditions are determined by participating parties. Determinations are formalized in a duly subscribed contract or letter of commitment, which must state rights and obligations of each participating party, as well as manner, time and place conditions for compliance. Documents are countersigned by authorized officers, except in operations carried through a stock or futures exchange under government supervision. In that case the stock exchange regulation is applied.

- In case of carrousel operations, participating parties in each tranche of the operation subscribe through a contract or letter of commitment.

Existing Risks when conducting Derivative Operations

Derivative operations are financial operations and are subject to solvency, market, counterpart, operational and judicial risk evaluation.

Solvency Risk
Loss contingency for deterioration in the issuer's financial structure means that the guarantor of a security might generate lower investment value and impede payment capacity of investment yields or principal.

Market Risk
Market risks depend on the asset, rate or reference to index behavior. Derivative products are similar to other financial products like bonds or foreign-currency denominated accounts receivable, the value of which depends on interest and exchange rates. Ratios that determined derivative values are generally more complex and less known than those of more traditional financial products.

Counterpart Risk
Throughout a derivative's life, the economic or market value changes according to fluctuations of the financial product, generating profits to one party and losses to the other. Whenever the party not favored by a derivative's market value evolution does not meet contractual obligations, a loss will be generated to the other party. Risk of this loss is known as counterpart risk.

Operating Risk
Operating risks arise form deficiencies in any aspect of a derivative program's execution. Causes are similar to those occurring in handling more traditional financial instruments. Due to the complexity of derivatives, risks are more difficult to prevent. Among these are faults in management contracts, information systems, wrong liquidations, incompetence or human errors.

Legal Risks
Accelerated development and constant evolution of derivatives force this instrument to operate within a complex, often uncertain legal environment. Legal risk is defined as possibility that the enforceability of contracts for derivatives may not be recognized. There is no standard method to quantify this risk.

Parameters Chosen for Valuation
Derivative valuation methodologies are flexible and try to develop mechanisms for permanent evaluation and control of specific risks pertinent to derivatives operations.

Parameters chosen must be kept during the fiscal term. If those parameters are modified, the financial institution must report the change to the Superintendency at least one month in advance.

Time Limit for Performing Derivative Transactions
All derivative transactions must be carried out over a term greater than three business days from the date designated as the start of the transaction to the date of completion or liquidation. The exceptions are those purchase and sale transactions of foreign currency regulated by the Central Bank's Board of Directors in Resolution 4 of 1999, in which the completion date for execution must be during the immediately subsequent two business days.

j) Property, Equipment and Depreciation
Property and equipment are recorded at cost and, from January 1, 1992 to December 31, 2000, were adjusted for inflation on a monthly basis. Sale and retirement of such assets are discharged at the respective net adjusted book value. Differences between sales price and net adjusted book value are carried to operations.

Depreciation of property and equipment is calculated by using the straight-line depreciation method, based on useful life at the following annual rates: 5% for buildings like horizontal property offices; 10% for furniture, fixtures and office equipment; and 20% for vehicles and computer equipment.

Disbursements corresponding to improvements to increase efficiency or useful life of assets and corporate establishments are capitalized. Disbursements made for maintenance and repair related to preservation are recorded as expenses, in the period when produced.

k) Other Assets, Net
Primarily this category represents such monetary items as interest accrued on financing and advances, interest in local currency, insurance and prepaid leases that are amortized as accrued. This caption also includes such items as implements and stationery, which are amortized according to actual consumption.

Based on Article 326 of the financial system's Organic Statute, the Superintendency authorized recording as deferred charges value corresponding to the Tax to Preserve Democratic Security, created through Decree 1838 of 2002. Tax was estimated by taking as the tax base CFV's net equity as of August 31, 2002, and amortized in equal monthly installments until June 2003. Consequently, the Corporation recorded Ps. 2,256,983 as of December 31, 2002.

CFV records losses generated in investment valuation that were recorded on the application date of External Circular Letter 033. These were exclusively generated from changes introduced on the valuation of foreign debt securities, which are being amortized in daily installments between September 1, 2002 and June 30, 2003. The Company recorded Ps. 6,984,314 as of December 31, 2002.

The process includes rights generated by mercantile trust agreements that give trustor or beneficiary the option to exercise them according to constitutive act or law. Trust rights were adjusted for inflation until December 31, 2000, according to the nature of the goods transferred. According to asset type, goods are subject to rules about evaluating and constituting the provision, as well as establishing legal limits.

l) Asset Appraisal (Negative Appraisal), Net
Appraisal and negative appraisal of certain assets that increase or decrease stockholders' equity are determined by several factors: a) excessive appraisals

performed by independent appraisers over the net book adjusted value of properties, and b) for "available for sale" investments with low or minimum marketability or securities not quoted in the exchange market. If updated market or investment value available to the investor is greater than the investment's recorded value, the difference affects the provision or negative appraisal until funds are exhausted. Excess is recorded as an appraisal surplus. If value is lower, the difference affects the investment's appraisal surplus until funds are exhausted, and the excess is recorded as a negative appraisal. Finally, with respect to foreclosed assets received, appraisals are recorded only within terms established for the transfer of those assets, which revert when the foreclosed asset is subject to provision, according to criteria for foreclosed assets.

During 2001, appraisals (negative appraisals) developed from: a) excess from commercial appraisals performed by independent appraisers over the net book adjusted value of properties; b) for non-negotiable, variable-yield investments, the figure corresponds to the difference between current market value and last value recorded. When the latter is lower than market value, the difference is recorded in appraisal surplus. When the opposite occurs, the reduction affects investment surplus until funds are exhausted. From that moment the income statement is affected on a provision basis. From October 1, 1998, and for permanent investments, if market value is greater than the cost at which the investment is recorded, the difference is recorded as appraisal surplus. Otherwise, the difference will affect the investment's appraisal surplus until funds are exhausted: Subsequently, the difference is recorded as a negative appraisal of the investment within the entity's equity. Market value of low-marketability, non-negotiable or permanent investments is determined by intrinsic value estimated according to financial statements that are up to twelve months old. Also applied are market value of high-marketability, permanent investments, determined by the average stock exchange price listing, taking the average of the last ten transactions and abiding by certain parameters established by the Superintendency.

m) Deferred Income

Deferred income principally corresponds to interest and commissions received in advance from clients, on account of Credit Receivable operations. Based on accrual, this interest is amortized to operations.

Some cases result from restructuring or agreements that contemplate the capitalization of interest recorded in memorandum accounts or of written-off portfolio balances -- principal, interest and other concepts -- as well as the interest generated in the future for these concepts. These are recorded as deferred credit, proportionally amortized to amounts actually collected.

n) Labor Liabilities

Labor liabilities and obligations are recorded on a monthly basis and are adjusted at the end of each year, based on legal provisions and labor agreements in force.

o) Retirement Pensions

The Social Security Institute (ISS), and other entities authorized by law since 1994, receive contributions from CFV and our employees to assume most of employees' retirement pension liability. Pension liability directly assumed by CFV and for old personnel is based on actuarial estimates. The Corporation acquired pension liability for Compañía Agropecuaria e Industrial Pajonales S.A. on January 1, 1992.

The actuarial study used to establish the reserve amount for 2002 included changes introduced by Decree 2783 of December 20, 2001. To constitute the 2001 reserve, data was not taken into account since the Superintendency's provision required prior approval before the enactment of Decree 2783.

p) Income Tax

Income tax expense is determined by taxable income or presumptive income with minimal tax liability, whichever is greater. Corresponding tax rates are applied on the larger amount. CFV currently pays taxes on presumptive income with minimal tax liability, calculated over net taxable equity.

q) Premium in Placement of Shares (Additional Paid-In Capital)

The premium in placement of shares -- additional paid-in capital -- is credited to the legal reserve, which is part of retained earnings.

r) Contingent and Memorandum Accounts

The following items are recorded as contingent accounts: the amount of loans granted but not disbursed; endorsements and guarantees granted; call (purchase) options and put (sale) options of Colombian pesos, foreign currency and other contingent liabilities; papers and securities received and sent for collection; goods and securities received as collateral; goods and securities received and given under custody; written-off assets; past-due, uncollected interest from Loan Portfolio and Consumption Receivables; as well as those corresponding to credits rated in different categories; written-off assets and other securities. Memorandum accounts also include differences between fiscal value of assets, liabilities and equity, and inflation adjustments of book balances and fiscal value of assets and equity.

s) Statements of Cash Flows

Under Article 120 of Decree 2649, CFV prepares statements of cash flows using the indirect method, which includes reconciliation of the year's net profit (or loss) and net cash provided by operating activities.

t) Net Loss per Share

Net loss per share is calculated by dividing the annual net loss into the weighted average number of subscribed and paid-in outstanding shares during each year.

u) Statements of Changes in Financial Position

In External Circular Letter 067 of December 28, 2001, the Superintendency eliminated for all financial entities the need to include a statement of changes in financial position among basic financial statements.

v) Consolidation

According to law, accompanying financial statements do not consolidate assets, liabilities, equity and revenues of subordinated companies in which CFV has more than a 50% share of subscribed and paid-in capital. These financial statements, for general purposes, are presented to the General Stockholders' Meeting and serve as basis for dividend distribution and other appropriations. Due to legal requirements, CFV also files consolidated financial statements at the General Stockholders' Meeting for approval.

3. CHANGE IN ACCOUNTING POLICIES

Norms established by the Superintendency, which are generally accepted for institutions under his supervision, present certain differences with the generally accepted accounting principles in Colombia that are applicable to merchants. The main differences are:

a) Investments

Through External Circular Letter 033 of August 3, 2002, the Superintendency introduced changes for the classification, rating, valuation and recording of investments. This change affects comparability of financial statements.

b) Loan Portfolio

As explained in Note 2, and pursuant to External Circular Letter 011 of 2002, the Superintendency modified the classification, rating, valuation and recording of loan portfolio. This change affects comparability of financial statements.

4. CASH AND EQUIVALENTS

CFV's available resources are high-liquidity resources. The only funds subject to restriction are deposits in the Central Bank. According to External Resolutions 028 of 1998, and 19 and 22 of 1999, issued by the Board of Directors of the Central Bank, financial institutions must constitute deposits in the bank on a cash-reserve basis to protect each deposit or call money in percentages established in these resolutions.

	2002	2001
Legal Tender		
Deposits in the Central Bank	16,189,549	12,748,876
Deposits in other local banks	18,374,026	13,134,729
	34,563,575	25,883,605
Foreign currency		
Cash	21,000	19,316
Central Bank	14,918	81,619
Foreign correspondents	1,784,383	6,319,661
	1,820,301	6,420,596
	36,383,876	32,304,201
(-) Provision	(17,480)	
	36,366,396	32,304,201

There are no additional restrictions for the use of cash and equivalents.

Bank reconciliations as of December 31, 2002 and 2001, include items with more than 30 days pending, which are duly provisioned for 2002.

5. INTERBANK FUNDS SOLD AND RESALE AGREEMENTS

	2002	2001
Investment Resale Agreements	825,000	
Portfolio Resale Agreements	300,000	17,071,060
Interbank Funds Sold	19,722,382	4,152,044
	20,847,382	21,223,104

6. VARIABLE - YIELD INVESTMENTS

Company		Number of Shares	2002 Rating	Percentage Possessed in 2002	YEAR 2002 Cost Adjusted (1)	YEAR 2002 Market Value	YEAR 2002 Appraisal	YEAR 2002 Provisions	YEAR 2001 Cost Adjusted (1)	YEAR 2001 Market Value	YEAR 2001 Appraisal	YEAR 2001 Provisions
Available for Sale												
Acerías Paz del Río		25,669,117	E-100%	0.25%	22,492			22,492	22,492			22,492
Agrotimbio S.A.		547,005	A	26.50%	1,317,971	1,158,633	(159,338)		1,317,971	1,381,521	63,550	
Apex S.A.		7,821,000	C	94.95%	18,404,191	19,505,027		2,800,170	18,404,191	21,794,233	3,390,042	
Banco Davivienda		19,772	A	0.06%	391,423	322,593		68,829	391,423	296,900		94,522
Banco Popular		14,100	A	0.00%	1,298	672		626	1,298	649		650
Bladex S.A		2,138	A	0.01%	59,873	75,041	10,276		49,068	179,382	130,315	
C.F.V. Energy Corporate									19,749,371	22,678,203	(99,475)	
C.I. Valle Trade S.A.		739,020	A	94.81%	8,393,618	10,566,700	2,173,082		8,393,618	13,498,688	5,105,070	
C.I. Yumbo S.A.		11,001	A	0.00%	11,311	5,617	(5,694)		11,311	12,015	704	
Caliescali.com S.A.	2	17,520	D -50%	1.74%	17,520	3,391	(5,369)	8,759	292,000	292,000		145,999
Caribu Internacional S.A.				0.00%					782,279			208,885
Casa de Bolsa S.A.		186,996	A	20.00%	761,205	1,011,858	250,652		761,205	1,049,863	288,657	
CFV Bahamas		6,019,000	A	100.00%	16,942,823	16,965,120	22,297		13,885,231	12,364,104		1,521,126
Cia . de Inversiones del Valle S.A.		134,078,685	A	92.93%	18,683,054	20,551,581	1,868,527		18,683,054	21,830,691	3,147,638	
Cia Agrop. e Ind. Pajonales S.A.		836,160	A	94.51%	22,065,379	48,062,778	25,997,400		20,995,939	47,014,344	26,018,406	
Colmotores S.A.		38,496	A	0.12%	78,936	322,436	243,499		78,936	246,254	167,318	
Colombina S.A.	1	32,683,321	A	7.59%	15,596,215	10,504,746	(5,091,469)					
Comercializadora Fabricato y Tejicondor S.A.		34,504	A	0.47%	50,446	104,876	54,429		50,446	171,760	121,313	
Compañía Aguas de Colombia S.A.		560,000	D -50%	20.00%	1,096,747	1,002,534	(28,823)	595,480	1,036,747	890,015		591,740
Concesionaria Tibitoc S.A. E.S.P		8,246,415	A	33.33%	8,982,185	12,545,848	2,649,213		8,982,189	12,151,543	3,169,354	
Corporación Andina de Fomento		10	A	0.00%	232,228	305,416	73,187		190,319	242,225	51,905	
Deceval S.A.		7,806	A	3.33%	578,596	835,822	257,226		547,554	661,723	114,169	
Desarrollos Empresariales Caucano S.A.									2,094,081	1,563,097		530,984
Desmotadora del Norte de Tolima S.A.		232,014	A	92.81%	1,587,794	7,637,525	6,049,731		1,587,794	6,370,905	4,783,111	
Fiduciaria del Valle S.A.		12,543,714	A	94.49%	10,925,802	15,748,507	2,883,154		10,925,802	16,572,330	5,646,528	
Futbolred.com S.A.	2	90,000	A	30.00%	331,593	331,592	(177,812)		331,593	331,593		
Hoteles Estelar de Colombia S.A.		24,100,708	A	84.26%	40,297,617	70,611,218	30,313,602		40,297,617	65,733,717	25,436,100	
IBC Solutions	2	1,318,352	A	20.87%	3,711,016	3,711,016			1,566,812	1,566,812		
Inducarbon S.A.		2,528	E-100%	0.09%	1,121	871		1,121	1,121	871		1,121
Industrias Lehner S.A.		87,466	B	0.55%	102,776	89,361	(13,415)					
Ingenio La Cabaña S.A.		320,671	A	2.78%	6,323,852	7,504,080	1,180,227		6,323,852	6,966,658	642,805	
Inmunizadoras Unidas S.A.		1,964,600	D -50%	49.99%	87,146	1,197,620	511,664		87,146	1,122,003	473,855	
Inversiones Holguin Hurtado & Cia S.A.		199,846	C	1.69%	1,036,517	859,739	(61,115)	287,611	1,036,517	1,131,854	95,337	
Inversiones Mayaguez S.A.		279,846	A	2.85%	2,391,579	2,236,193		155,385	2,391,579	2,091,124		300,455
Inversiones de Energía y Gas S.A\	3	413,945	B	48.97%	36,473,223		(2,405,866)					
Leasing del Valle S.A.		56,646,393	A	94.50%	10,769,265	23,787,520	11,827,555		10,769,265	25,005,984	14,236,719	
Lloreda S.A.	1	392,512,757	C	53.83%	125,700,206	59,654,089	(26,146,595)	51,830,340				
Mayaguez S.A.		279,846	A	0.58%	683,893	791,791	107,897		683,893	575,834		108,060
Mavalle Ltda												
Molino Pajonales S.A.		27,841	A	92.80%	1,571,656	6,111,485	4,539,829		1,571,656	5,668,578	4,096,923	
N. Hurtado & Cia S.A.		2,364,953	C	8.98%	3,414,259	3,923,131		275,754	3,414,259	4,196,869	782,610	
Pesa S.A	3	12,701,237	A	94.32%	116,410,771	(1)			12,795,608	16,977,721		
Pesa S.A. (Boceas)	3								103,895,760	103,895,760		
Pizano S.A.		1,036,665	C -80%	2.00%	1,642,850	1,819,917		732,891	649,951	438,877		298,850
Prodesal S.A.		31,495,745	A	64.50%	39,019,145	57,919,105	18,899,955		39,019,145	39,019,145		
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254,862	525,057	270,195		808,677	1,552,050	743,373	
Productora de Cauchos S.A.												
Promotora de Inversiones de Energía S.A.	3	113,945	B	20.90%	11,619,231							
Proyectos de Infraestructura S.A.		10,080,498	B	29.03%	18,397,616	26,125,526	5,550,976		17,018,310	26,098,241	9,079,930	
Proyectos Energéticos del Cauca S.A.		17,955	A	10.70%	3,209,888	3,215,867	5,980		3,209,888	2,966,787		243,099
Siderurgica del Pacifico S.A.		1,388,293	B	2.54%	572,425	667,602	95,177		572,425	604,157	31,732	
Sociedad Hotelera Cien Internacional S.A.		133,393	A	0.39%	59,744	63,012	3,268		59,744	60,939	1,195	
Sociedad Portuaria de Buenaventura S.A.									2,943,476	2,723,869		219,607
Tablemac S.A.		376,818,054	B	2.94%	520,008	520,008						
Telecomunicaciones Satelitales - Telesat S.A.		1,284	A	1.39%	42,554	42,786	232					
Textiles Fabricato Tejicondor S.A.		119,766,118	A	2.62%	3,119,907	3,119,907			23,142	148,213	125,071	
Valle Bursátiles S.A.		134,277	A	1.33%	4,467	6,950	2,484		2,867	5,404	2,537	
TOTAL NON-NEGOTIABLE					553,970,294	442,072,163	81,746,218	56,779,458	378,708,622	490,145,505	107,846,792	4,287,590
Negotiable												
Banco de Bogotá		1,190	A	0.00%	8,330	8,330			4,646	4,646		
Banco de Occidente		342,786	A	0.27%	1,816,766	1,816,766			1,016,247	1,016,247		
Banco Popular			A									
Cadenalco S.A.			A									
Cementos Paz del Rio S.A.		96,279	A	0.08%	224,342	224,342			150,961	150,961		
Cementos del Caribe S.A.	1	13,043	A	0.41%	90,523	90,523						
Cementos del Valle S.A.	1	1,049,326	A	0.91%	5,925,219	5,925,219						
Desarrollos Empresariales Caucanos S,A.		1,006,768	A	4.85%	1,389,055	1,389,055		274,543				
Fiduoccidente - Occirenta			A						136,644	136,644		
Industrias Lehner S.A.	4		E						102,777	102,777		30,361
Pizano S.A.	4		D						575,060	575,060		287,530
Promigas S.A.		16,912,380	A	14.02%	109,812,760	109,812,760			103,042,463	103,042,463		
Fondos Comunes Ordinarios					2,111,631	2,111,631						
					121,378,626	121,378,626		274,543	105,028,798	105,028,798		317,891
PERMANENT												
Cementos del Caribe S.A	1								2,767,821	2,583,462	(184,358)	
Cementos del Valle S.A.	1								3,938,875	3,295,687	(643,188)	
Colombina S.A.	1								10,951,213	10,249,163	(702,050)	
Lloreda S.A.	1								125,700,206	96,346,181		51,830,341
TOTAL PERMANENT									143,358,115	112,474,493	(1,529,596)	51,830,341
TOTAL VARIABLE-YIELD INVESTMENTS					675,348,920	563,450,789	81,746,218	57,054,001	627,095,535	707,648,796	106,317,196	56,435,822

(1) CE-033/02 entered into effect in September 2002. With the latter, investments were reclassified. Permanent investments no longer apply; they were transferred to Negotiable and "avaliable for Sale" according to numerals

(2) Are considered recently created companies. For that reason, market value and acquisition cost are the same

(3) Valued integrally with the Central Hidroeléctrica de Betania

(4) In 2002, the mandatory convertible bonds of these companies were converted and shares were classified as "available for sale."

7. NEGOTIABLE -DEBT SECURITIES AND HELD TO MATURITY

	Interest Rate %	2002	Interest Rate %	2001
Negotiable – Debt Securities				
IN LOCAL CURRENCY				
Treasury Bonds - TES	12.0 -18.64	194,590,772	9.12-15.86	82,637,955
Agricultural Development Securities Type A	3.86 -4.33	8,608,851	7.46-13.21	6,380,349
Agricultural Development Securities Type B	5.81-7.47	14,704,854	9.27-13.59	11,836,264
Fixed Term Deposit Certificates	7.61-16.36	4,839,575	10.91-15.21	3,120,552
Other securities	0.71-9.32	18,666,466	1.52 -14.16	12,470,138
Bonds issued by Companies	8.51-23.99	54,653,029	11.61-20.18	60,317,207
Securitization	12.9-18.73	9,085,149	14.52- 20.35	18,198,656
IN FOREIGN CURRENCY				
Bonds Decree 2003	7.35	72,366	2.66	442,479
Bonds Decree 2004	5.29	59,654	6.98-8.09	4,156,942
Bonds Decree 2005	7.35-11.66	2,029,070	7.81-8.16	16,636,796
Bonds Decree 2006	8.14-11.07	321,684		
Bonds Decree 2008			10.91	43,602
Bonds Decree 2010	10.09	609,676		
Bonds Decree 2010			8.74	9,876,167
Bonds Decree 2012	10.24	2,938,886	10.34	16,128,989
Bond District Capital			9.75	6,945,946
Treasury Bonds - TES	6.98-7.61	30,981,177	4.91-9.37	44,006,233
Securities issued abroad		11,225,071	5.46-17.63	19,875,904
Held To Maturity				
IN FOREIGN CURRENCY				
Bonds Decree 2005	7.23	30,221,654		
Bonds Decree 2007	7.11	21,299,618	7.37	7,075,587
Total without provision		404,907,552		320,149,766

Investments listed above were rated in 2002 by solvency risk in Category A, except Emcali, Department of Valle, and Municipality of Cali bonds, which are rated C and provisioned by Ps. 27,347,845. In 2001, Emcali was rated in Category C and recorded as a Ps. 6,920,000 provision.

According to Resolutions 77 of 1990, and 29 of 1991 of the Monetary Board and 28 of 1992, 6, 11 and 13 of 1996, and 3 of 2000 issued by the Board of Directors of the Central Bank, credit establishments have to make mandatory investments in securities issued by the Fondo para el Financiamiento del Sector Agropecuario FINAGRO. Article 45 of Law 546 of 1999 also establishes that all credit establishments are subject to and obliged to invest in Debt Reducing Securities (Títulos de Reducción de Deuda, TRD) in the percentage established by law and according to procedures described by the Superintendency in External Circular Letter 053 of 2000. There are no economic or legal restrictions on the investment portfolio.

8. PROVISIONS FOR INVESTMENTS PROTECTION

As of December 31, CFV assessed all investments according to the Superintendency's solvency risk-related criteria, and provisioned those rated in categories C, D and E, which are classified as investments with higher-then-normal risk:

	Rating	Provision 2002	Provision 2001
PARTICIPATIVE SECURITIES PARTICIPATIVE			
Appreciable Risk	C	55,811,103	52,127,000
Significant Risk	D	604,240	878,538
Uncollectible	E	23,614	53,724
Other Provisions		615,045	3,376,561
Total Provisions in Participative Securities		57,054,002	56,435,823
DEBT SECURITIES			
Appreciable Risk	C	27,347,845	6,920,000
Total Provisions		84,401,847	63,355,823

9. LOAN PORTFOLIO AND BANKERS' ACCEPTANCES

The balance of loan portfolio as of December 31 included

	2002	2001
Clients	930,940,107	918,682,920
Stockholders and executives	14,414,558	500,000
	945,354,665	919,182,920
Banker's Acceptances		877,356
	945,354,665	920,060,276

According to maturity, loan portfolio was classified as follows:

	2002	2001
Commercial portfolio admissible guarantee		
Current	635,553,091	528,390,321
Past due up to 12 months	5,453,405	17,810,178
Past due between 12 and 24 months	75,342	3,396,059
Past due in excess of 24 months	6,616,361	4,122,602
	647,698,199	553,719,160
Commercial Portfolio - Other Guarantees		
Current	295,897,282	364,792,380
Past due up to 12 months	1,759,184	397,303
Past due up more than 12 months		
	297,656,466	365,189,683
Mortgage Portfolio for Housing		
Current		192,625
Past due up to 12 months		16,716
Past due up more than 12 months		64,736
		274,077
Banker's Acceptances		877,356
	945,354,665	920,060,276

For 2002, mortgage and consumption loans granted to former employees were reclassified to account 1950, as contemplated in External Circular Letter 051 of October 31, 2001.

CFV's loan portfolio includes loans granted with resources from credit quotas, special credit lines, foreign loans, credit lines contracted with international organizations, as well as financial funds managed by the Central Bank.

During 2002 and 2001 banker's acceptances had no defaults or reclassifications to acceptances after the term. Details about the loan portfolio breakdown per areas, rating and economic sectors follow.

LOAN PORTFOLIO PER AREAS AND RATING

2002

Area	Principal	A and B	C	D	E	Share
Valle	498,643,568	440,222,068	2,162,536	38,825,933	17,433,031	52.75%
Bogotá	254,654,102	241,724,818	2,977,168	3,935,526	6,016,590	26.94%
Medellin	95,852,482	85,919,671	8,592,315	1,340,497	0	10.14%
Barranquilla	96,204,512	87,084,082	1,758,333	65,203	7,296,894	10.18%
	945,354,665	854,950,638	15,490,353	44,167,159	30,746,515	100.00%

2001

Area	Principal	A and B	C	D	E	Share
Valle	501,504,852	430,629,432	1,680,130	64,973,262	4,222,028	54.56%
Bogotá	229,845,268	218,511,174	2,988,509	1,324,003	7,021,582	25.01%
Medellin	102,517,783	93,151,717	7,832,688	1,533,379	0	11.15%
Barranquilla	85,315,017	81,136,319	1,741,317	1,946,875	490,505	9.28%
	919,182,920	823,428,641	14,242,644	69,777,519	11,734,115	100.00%

PORTFOLIO BY SECTOR AND RATING 2002

Sector	A and B	C	D	E	Concentration
Agroindustrial	75,909,805				8.03%
Agriculture & Fishing	6,205,909	1,879,336	579,628	3,575,558	1.29%
Water	3,166,267				0.33%
Food & Beverages	85,182,499	18,572			9.01%
Real Estate	10,000,000				1.06%
Rubber	420,000				0.04%
Commerce & Distribution	115,736,978				12.24%
Construction	11,158,161		21,463,776		3.45%
Business Services	15,818,212	208,335	1,324,003		1.84%
Public Services	51,472,406		19,381,239	20,922,068	9.71%
Mine & Quarry Exploitation	6,731,453				0.71%
Finance	101,128,666				10.70%
Hotels & Tourism	9,850,922	1,500,000			1.20%
Industria Manufacturera	15,281,653		78,017		1.62%
Infrastructure	9,219,045				0.98%
Educational Institutions	6,589,381				0.70%
Wood	6,998,569			896,532	0.84%
Other	1,416,083				0.15%
Paper, Cardboard & Editorials	59,676,687	1,052,034	1,340,497		6.57%
Oil, Natural Gas & Steam	48,112,219				5.09%
Plastics	32,554,036				3.44%
Chemicals	60,922,653				6.44%
Health	9,337,734	1,241,055			1.12%
Automotive	16,185,313				1.71%
Iron, Steel & Other Metals	19,347,267	17,864			2.05%
Woodland Culture, Hunting & Fishing	1,311,889				0.14%
Telecommunications	59,758,233			2,414,006	6.58%
Textiles, Leather & Other Workmanship	6,659,860	9,556,141		1,393,852	1.86%
Transportation	8,798,735	17,016		1,544,500	1.10%
	854,950,637	15,490,352	44,167,160	30,746,516	100.00%

December31, 2002

	Principal	Interest	Other Concepts	Admissible guarantee	PROVISION Principal	PROVISION Interest	PROVISION Other Concepts
1- COMMERCIAL							
A - Normal	771,189,624	24,976,787	13,551,843	961,366,894	41,255	9,902	166,466
B - Acceptable	83,761,013	990,554	194	130,064,668	647,805	13,645	238
C - Appreciable	15,490,354	105,230		25,947,672	3,487,072	171,882	
D - Significant	44,167,159	249,339	57,519	61,153,429	10,540,934	168,410	57,170
E - Unrecoverable	30,746,515	4,032,277	268	56,861,726	23,246,085	3,786,543	268
Otros							
Subtotal	945,354,665	30,354,187	13,609,824	1,235,394,389	37,963,151	4,150,382	224,142

TOTAL GUARANTEES 1,235,394,389

Restrutured Loans

	Principal	Interest	Other Concepts	Admissible guarantee	PROVISION Principal	PROVISION Interest	PROVISION Other Concepts
A - Normal	117,189,686	17,622,293	3,316	183,647,606			
B - Acceptable	65,961,921	872,048	23,309	108.636.387	453,482	12,461	235
C - Appreciable	13,029,630	63,598		17,539,640	3,107,950	63,598	
D - Significant	44,167,159	249,339	57,170	61,151,325	10,540,934	164,230	57,170
E - Unrecoverable	27,095,615	4,029,127	268	56,591,531	19,654,448	3,857,475	268
	267,444,012	22,836,405	84,063	427,566,489	33,756,814	4,097,764	57,673

Credits with informal Agreements, Out-of-Deed Arrangements and Under Prodeedings of Contest

	Principal	Interest	Other Concepts	Admissible guarantee	PROVISION Principal	PROVISION Interest	PROVISION Other Concepts
B - Acceptable	585,981	149			320,240		
C - Appreciable	162,536	4,399		221,650	99,742	4,399	
E - Unrecoverable	3,575,558			36,220	3,575,558		
	4,324,075	4,548		257,870	3,995,540	4,399	

December 31, 2001

	Principal	Interest	Other Concepts	Admissible guarantee	PROVISION Principal	PROVISION Interest	PROVISION Other Concepts
1- COMMERCIAL							
A - Normal	676,590,981	19,043,365	12,495,099	565,675,194	7,490,566	154,322	2,419,196
B - Acceptable	145,031,239	5,800,730	29,560	194,690,454	5,959,719	105,221	296
C - Defficient	14,231,700	54,035	5,537	11,350,895	2,654,469	29,273	5,537
D - Doubtful	71,374,655	1,407,820	64,374	74,660,057	30,505,376	1,278,230	64,374
E - Unrecoverable	11,564,710	265,105	15,604	5,691,743	10,749,208	265,290	15,604
Subtotal	918,793,285	26,571,055	12,610,173	852,068,343	57,359,338	1,832,336	2,505,006
2- CONSUMPTION							
A - Normal	37,019	105		73,100			
B - Acceptable	11,113	155		13,000	20	2	
C - Defficient	1,620			8,800			
D - Doubtful	476	13		6,300		13	
E - Unrecoverable	65,331	9,847		60,115	61,338	9,865	
Subtotal	115,559	10,120		161,315	61,359	9,880	
2- MORTGAGE							
A - Normal	137,337	511		343,218			
B - Acceptable	1,500			12,000			
C - Defficient	9,324			30,574			
D - Doubtful	21,842	739		36,940	717	699	40
E - Unrecoverable	104,074	9,876		160,955	61,236	9,876	
Subtotal	274,077	11,125		583,687	61,953	10,575	40

Collection Operation

Between November 30 and December 29, 1999, with Superintendency approval, CFV carried out a collection operation and sold such medium- or long-term, non-productive assets as portfolio or foreclosed assets to a person or legal entity, sometimes formed by the institution's partners or related parties.

CFV made portfolio sales equivalent to Ps. 23,816,056 to Invervalle S.A., a company in which CFV holds 94.9% of the capital. Sale conditions included a cash payment of Ps. 6,141,086 and a loan equivalent to Ps. 17,674,970 at ten years, with principal amortizations in three equal installments from the seventh year. An interest rate of CPI plus one percentage point every two years starts in the third year. There was no provision recovery or profit in the sale of portfolio. The sale price was established as book value.

This transaction generated revenues for interest accrual on credit granted in the amount of Ps. 1,343,518 in 2002 and Ps. 1,443,663 in 2001.

During 2002 and 2001, Compañía Invervalle S.A. paid interest totaling Ps. 1,348,056 and Ps. 948,207, respectively, and made an advance principal payment of Ps. 430,000 in 2001. Compañía Inversiones del Valle's loan is rated in risk category B-Acceptable.

10. LOAN PORTFOLIO PROVISION

Movement in the Loan Portfolio Provision account was as follows:

	2002	2001
Balance at beginning of year	57,523,905	65,926,170
Provision charges to Expenses	9,510.364	29,716,761
Provisions recovery (1)	(11,458,974)	(28,880,456)
Portfolio Write-off	(7,772,006)	(9,238,570)
Balance at year end	47,803,289	57,523,905

(1) For 2002, this primarily regards the sale of Gonzalo Caicedo Toro's receivables for Ps. 4,060,142. This generated a Ps. 5,665,656 loss that is reflected in net exercise results as a loss of Ps. 1,605,514. Empresas Municipales de Cali was credited with Ps. 5,036,268 for payments received during the year. For 2001, the figure corresponds to a Ps. 19,870,000 provision recovery on Lloreda S.A.'s loan. Value was transferred as investment protection provision, due to capitalization of financial claims that CFV made in the restructuring process of economic intervention under Law 550 as requested by the client.

11. ACCOUNTS RECEIVABLE, NET

	2002	2001
Interest and Commissions	31,120,133	28,161,504
Dividends and Participations	3,608,464	764,452
Payments on behalf of Clients	329,705	655,128
Sale of Goods and Services (1)	2,458,456	2,625
Returned Checks	500	3,705
Advanced payments of Contracts	42,107	774,527
Others denominated in foreign currency	384,371	6,379,137
Other minor (2)	7,694,745	2,461,395
	45,638,481	39,202,473
Less: Provision	6,518.596	6,742,205
	39,119.885	32,460,268

(1) The figure essentially corresponds to the sale of trust rights received as foreclosed assets in lieu of payment of obligations by Autonomous Equity Fiduvalle at Ps. 1,250,838. The installment sale of stock to Proyectos Energéticos del Cauca amounted to Ps. 700,000.

(2) As of December 31, 2002, there are infrastructure project fee debtors. The most representative include: Programa para las Naciones Unidas at Ps. 948,249 and Empresas Públicas de Medellín at Ps. 301,879; Next Day sales operation amounting to Ps. 2,879,790; Forward Non-delivery operation with Semek amounting to Ps. 982,250, which is provisioned; Banco de Occidente at Ps. 707,934, corresponding to financial tax for the period November 20-December 31, pending refund as per exempt operations; Productora de Hilados y Tejidos Única portfolio was received due to the winding-up of Constructora Linares Ltda and amounted to Ps. 460,982, which is fully provisioned.

In 2001, this refers to securities that expired and were not liquidated by the issuer, which were written-off in 2002 as follows:

- As of December 31, 2001, this sub-account had a balance receivable under E.D. Bombril amounting to Ps. 4,768,717, which was fully written-off in December 2002.

- As of December 31, 2001, this sub-account also included Ps. 311,488 of Interocean Investments Inc. and Ps. 1,130,360 under Román Robayna, which were fully provisioned and fully written-off in December 2002.

Movement of the Accounts Receivable Provision account during the year was as follows:

	2002	2001
Balance at the beginning of year	6,742,205	14,722,255
Provision charged to Expenses	6,353,101	4,526,535
Provision Recoveries	(295,865)	(1,811,193)
Accounts Receivable Write-off (1)	(6,280,845)	(10,695,392)
	6,518,596	6,742,205

(1) Value of the accounts receivable write-off relates to the item mentioned in number 1, above.

12. FIXED TERM AND FORWARD CONTRACTS

	2002	2001
Sales rights	1,099,555,470	642,884,822
Sales obligations	(1,130,090,167)	(622,366,144)
Purchase rights	1,194,118,298	656,189,792
Purchase obligations	(1,156,275,954)	(671,861,351)
Swap rights	2,720,002,559	1,025,007,621
Swap obligations	(2,719,665,914)	(1,024,395,594)
Call profit on foreign currency	(7,611)	8,091
Put profit on foreign currency		(1,936,431)
	7,636,681	3,530,806

List of Comparative Average Balances on Obligations, Rights, Profit and Loss

	2002				2001			
	Sale	Variation	Purchase	Variation	Sale	Variation	Purchase	Variation
Rights								
Foreign								
Currency	876,837,797	68.22%	814,205,391	65.92%	521,235,332	103.00%	490,725,324	91.12%
Securities	78,336,570	107.18%	146,296,870	23.20%	37,811,548	75.37%	118,746,112	56.79%
	955,174,367	70.86%	960,502,261	57.60%	569,046,880	100.86%	609,471,436	103.19%
Obligations								
Foreign								
Currency	888,882,050	71.61%	795,423,458	61.27%	517,969,139	100.66%	493,217,363	121.37%
Securities	74,307,293	108.89%	145,904,245	22.37%	35,571,695	66.03%	119,227,623	57.07%
	963,189,343	74.01%	941,327,703	53.70%	553,540,834	98.00%	612,444,976	105.03%
	Profit		Loss		Profit		Loss	
Monthly Average								
Result	22,075,807	255.03%	20,979,530	303.03%	6,218,017	56.42%	5,205,403	27.36%

CFV has determined that the Corporation has to cover risk for the exchange difference generated from the firm's position: foreign-currency assets less foreign currency liabilities. This implies completing hedging transactions by fulfilling forward contracts and derivative operations, whenever markets merit this action. Minimum and maximum terms ranged between four and 365 days during the year ended on December 31, 2002, and between three and 489 days during 2001. CFV's management articulated policies and has incorporated a functions and procedures manual to conduct such operations, while allowing moderate risk management.

13. REALIZABLE GOODS AND FORECLOSED ASSETS, NET

	2002	2001
Realizable Goods		
Immovable goods		9,369,864
Foreclosed Assets (received in dation in payment)		
Immovable goods	59,772,043	59,846,968
Movable goods	106,697	2,349,096
	59,878,740	62,196,064
Realizable goods protection provision		(57,473)
Foreclosed assets protection provision	(24,063,234)	(24,386,261)
	35,815,506	47,122,194

Below, we present details of foreclosed assets that are included in this account.

Corporación Financiera del Valle S.A.

Goods Received in Lieu of Payment (Foreclosed Assets)

December 2002

Debtor	Description	Ad. Cost	Provision	%of Total	Value	Date
Liscano Hermanos	Inmueble - Cali	4,448,408	3,594,298	49.08%	1,423,517	Oct01
Hilacol S.A.	Bodegas 5,6,7,8,9 Estac. A-B-C- Cra 50 #100-34 Stafe de Bogotá - Bodega 4 (80%)	5,711,369	3,969,719	47.4%-80%	2,902,750	May00
Fundación Valle del Lli	Edificios A y B Centro Comercial Petecuy (Garajes y Locales)	3,615,795	3,048,163	100.00%	997,329	Sep00
Celulosa del Valle S.A.	Terreno La Laguna , Corregimiento El Carmelo	3,467,625	2,941,140	58.60%	1,049,801	Oct01
Vedescol	Lotes No. 1 y No. 2 Via Guacari -Buga-Margen Derecha - Guavitas	36,120	13,340	35.39%	39,813	Dec99
Fundación Valle del Lli	Local 144 Centro Comercial Petecuy	302,052	223,193	100.00%	131,432	Sep00
Fundación Valle del Lli	Mezanine Local 144	77,373	43,233	100.00%	56,900	Sep00
Fundación Valle del Lli	Local 26 C.C.Petecuy	6,946	3,579	100.00%	5,612	Sep00
Fundación Valle del Lli	Bodega 400	4,663	2,904	100.00%	2,932	Sep00
Fundación Valle del Lli	Parqueadero 136	3,854	1,198	100.00%	5,000	Sep00
Las Mañanitas Ltda	Lote en Yumbo	982,719	0	100.00%	2,113,567	Oct01
Agropecuaria Calderón Merchán S.A.	Lotes 33 y 36 de la Parcelación Bosques de Calima	85,735	60,016	100.00%	42,865	Dec99
Lloreda S.A.	Inmueble La Americana Cra 1B y 1D Cl 47 y 52 Cali	3,104,461	1,567,513	100.00%	2,561,579	Dec01
Agropecuaria Calderón Merchán S.A.	7 Inmuebles en la Parcelación Bosques de Calima III Etapa	212,917	117,518	100.00%	158,997	Dec99
Casa Color S.A.	Local No. 11	105,359	73,391	100.00%	53,280	Oct01
Constructora Meléndez S.A.	Lote de terreno Manzana 62 Urbanización El Caney, I Etapa con área de 4.194.95 Mts2	434,926	196,572	100.00%	397,386	Apr02
Constructora Meléndez S.A.	Lote No. 1 - 160.3 Mts2	23,692	10,712	100.00%	21,633	Apr02
Lloreda S.A.	Parcelación El Rancho, Carrera 114 (Avenida Miramonte) Entre Cra 113A y Calle 9 (Av.Telescopio)	2,949,893	1,579,625	100.00%	2,283,781	Oct01
Vizcaya Centro Comercial	Local Carrera 43A No. 16Sur- 31 Parqueadero 1 (Medellin) Edificio Corfivalle	316,545	108,058	100.00%	378,412	Dec99
Constructora Meléndez S.A.	Lote I San Joaquin II	18,639,748	922,503	100.00%	29,528,742	Dec01
Desarroladora Arboleda	Lote Interior #4 Agrupación Zona Franca de Bogotá Lote 35,Lote 135K,L,M	4,148,568	1,388,660	100.00%	5,051,127	Jul02
Francoper	Calle 54 No. 25-81 Restaurante 1-178 Edificio Galeria Ciudadela Comercial	4,167,565	1,718,167	100.00%	4,082,330	Jul02
Proyectos y Servicios de ING "P.S.I."	Lote de Terreno Cra 83 por Calle 27 Area de 909.60mts2 en la ciudad de Medellin	227,490	82,089	100.00%	272,880	May01
Corructec	Casa Kra 35a oeste no.3-30 b. San fernando	233,002	84,367	100.00%	262,448	Apr02
T.K.F. Engineering & Trading	Lote en Yumbo 1334.8 mts2 Acopi Cra 38 #11-95	421,277	87,051	100.00%	692,808	Nov99
T.K.F. Engineering & Trading	Lote en Yumbo 2100. mts2 Acopi Cra 37 #11-104	745,304	195,328	100.00%	1,087,950	Dec99
Susaeta Ediciones y Cia Ltda	Bodega Cra 43A # 49B-15 Envigado (Antioquia)	445,096	158,298	60.60%	510,896	Mar00
T.K.F. Engineering & Trading	Equipos	23,759	23,759	100.00%	0	
Hugo Restrepo y Cia S. En C.	Ofic 601 cra 18 #88 17 Bogota	133,875	36,338	100.00%	191,250	Sep00
Hugo Restrepo y Cia S. En C.	Ofic 602 cra 18 #88 17 Bogota	133,875	36,338	100.00%	191,250	Sep00
Hugo Restrepo y Cia S. En C.	4 Garajes cra 18 #88 17 Bogota	18,200	4,940	100.00%	26,000	Sep00
Hugo Restrepo y Cia S. En C.	2 Depositos cra 18 #88 17 Bogota	2,100	570	100.00%	3,000	Sep00
C.I. Valle Trade S.A.	Locales 1-24; 1-25; Garajes 661,789,790	1,392,000	467,401	100.00%	1,689,998	Dec01
Alfredo Steckerl e Hijos S.A.	Local Carrera 54 No. 70-15 Barranquilla	149,149	59,645	20.37%	149,174	Jun00
Frutas del Trópico	Lote de terreno y construccion - La Pintada - Antioquia	52,071	14,043	5.15%	74,387	Sep00
Ruedauto Ltda	Lote de terreno y construcción Calle 71 # 65-179 Barranquilla	89,447	43,262	30.79%	76,975	
Ruedauto Ltda	Maquinaria	82,938	33,173	30.79%	82,938	
Constructora Linares S.A.	Terrenos y construcciones 10 predios en Manizales	2,882,824	1,153,130	49.80%	4,217,951	Mar99
TOTAL		59,878,740	24,063,234		62,818,690	

CFV management is currently acting to process these assets and expects to realize them within the terms established by the Superintendency. Due to External Circular Letter 046 of 2001, the Corporation complied with provisions and estimated the maximum expected loss through sale or realization of immovable assets to be approximately 40% of commercial value, determined through an updated technical appraisal.

CFV directed the Special Banking area to undertake all actions necessary to commercialize these assets. The financial cost of possessing these non-productive assets has been estimated at about Ps. 6,409,478 in 2002 and Ps. 7,548,332 in 2001. The Ps. 4,305,892 decrease is reported because these assets were reclassified into the property, plant and equipment account.

14. PROPERTY AND EQUIPMENT, NET

	2002	2001
Lands	4,337,650	1,274,178
Offices in Horizontal Property (Property in Condominiums)	13,334,725	8,945,541
Furniture, Fixtures, Office and Computer Equipment	9,595,345	9,672,050
Vehicles	216,855	211,952
	27,484,575	20,103,721
Accumulated depreciation	(13,492,663)	(11,544,614)
Accumulated provision	(12,477)	(18,685)
	13,979,435	8,540,422

As per requirements of the Office of the Superintendent of Banking, an amount of Ps. 4,305,892 was transferred during 2002 from the realizable assets account to active property and equipment not being used in the ordinary course of corporate operations, which are for sale.

CFV's property and equipment is duly covered against all risks, depending on the nature of each, and for amounts that sufficiently cover any loss contingency. All are free from any encumbrance.

Appraisals of assets correspond to those carried in December 2000. Those updated in 2002 are:

	2002	2001
Lands and Offices in Horizontal Property (Property in Condominiums)	21,915,689	13,493,461
Furniture, Fixtures, Office and Computer Equipment	1,961,566	1,565,391
Vehicles	158,190	175,776
	24,035,445	15,234,628

The valuation effect is as follows:

	2002	2001
Lands and Offices in Horizontal Property		
(Property in Condominiums)	9,292,298	6,446,624
Furniture, Fixtures, Office		
and Computer Equipment	865,652	128,483
Vehicles	112,485	46,443
	10,270,435	6,621,550
Valuation transferred to Realizable Assets		1,753,461
	10,270,435	8,375,011

15. OTHER ASSETS, NET

	2002	2001
Employee and former-employee loans (1)	3,028,184	2,440,503
Tax balances in favor from Advanced		
payments and Withholdings	316,172	87,059
Trust Rights (2)	63,661,426	61,724,417
Pre-paid interest and others (3)	12,058,119	2,616,529
Letters of Credit – Deferred payment		11,572,563
Others	4,964	1,857,012
	79,068,865	80,298,083
Provision	(7,425,189)	(2,618,748)
	71,643,676	77,679,335

(1) Includes mortgage loans for Ps. 1,364,554 – at Ps. 1,262,790 in 2001 – made to CFV's employees, backed with a mortgage. According to the Superintedency's External Circular Letter No. 100, these loans were rated in Category A.

(2) The most representative balances of this account correspond to:

	2002	2001
Real Estate Development Trust	39,568,886	45,478,881
Realizable Goods and		
Foreclosed Assets Trust (a)	15,066,527	7,368,577
Management and Investment Sale Trust (b)	8,671,552	8,522,498
Portfolio Management Trust	354,461	354,461
	63,661,426	61,724,417

a) During 2002 , CFV received trust rights as foreclosed assets from Procampo totaling Ps. 5,923,500, and from Empresa Colombiana de Cables amounting to Ps. 2,092,859.

b) In 2001, an investment trust was constituted with the purchase of Prodesal S.A.'s shares made to Smurfit Cartón de Colombia S.A. The trust mandate contained by Lloreda S.A.'s shares is cancelled because of the restructuring agreement signed under Law 550 of Economic Intervention, which includes CFV's capitalization of all financial claims and are recorded as permanent investments.

(3) Increased interest and other advance payments as of December 31, 2002, correspond to deferred charges of the Tax to Preserve Democratic Security and loss generated by the investment valuation method discussed in Note 2 (k).

During the year, movement of the "prepaid interests" and "others" account was as follows:

	2002	2001
Balance at the beginning of the year	2,616,529	3,219,651
Charges of the period	41,631,772	17,884,419
Amortizations during the year	32,190,182	18,487,541
Balance at year end	12,058,119	2,616,529

16. ASSET APPRAISALS, NET

	2002	2001
Investments		
Valuations (appraisals)	115,841,714	107,846,792
Negative valuations (appraisals)	(34,095,496)	(1,529,596)
	81,746,218	106,317,196
Property and equipment,		
includes Realizable Assets	10,270,436	8,375,011
Trust Rights of Participative		
Security Investments	18,506,419	
	110,523,073	114,692,207

17. DEPOSITS AND CALL MONEYS

	2002	2001
Legal tender (local currency)		
Certificates with maturity lower than		
six months	482,458,247	379,846,704
Certificates with maturity between		
six months and less than one year	132,645,385	155,462,798
Certificates with maturity greater		
than or equal to one year	232,889,240	172,682,082
Savings accounts	29,058,307	421,026
Bank overdrafts	3,460,248	6,925,855
Other deposits	424,334	594,637
	880,935,761	715,933,102

Fixed-term deposit certificates in local currency earned annual interests rates that in 2002 ranged between 7.49% and 13.30%. In 2001 these figures ranged between 6.25% and 15.55%. Maturity is between three months and less than one year, extendible at the depositor's will.

18. INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

	2002	2001
Repurchase agreements		
of negotiated investments	129,074,654	108,144,708
Interbank funds purchased	44,886,721	17,247,547
	173,961,375	125,392,255

These funds are used to cover transitory liquidity needs, and annual rates ranged between 1.00% and 11.81% in 2002, and from 6.81% to 14.71% in 2001. Collateral that guarantees these obligations is represented in voluntary liquidity investments and loan portfolio.

19. BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS

	Annual Interest Rate (%)	2002	Annual Interest Rate (%)	2001
LEGAL TENDER (LOCAL CURRENCY)				
Current				
Finagro (1)	7.98-8.82	12,885,505	7.78-13.17	34,406,806
Banco Interamericano de Desarrollo (BID) (2)			12.87-12.87	21,000
Banco de Comercio Exterior (Bancoldex) (3)	6.54-9.83	86,568,269	6.35-13.93	72,506,363
Instituto de Fomento Industrial (IFI) (4)	2.08-12.53	8,947,000	5.60-16.12	19,594,152
Findeter	9.05-9.05	451,000		
		108,851,774		126,528,321
Non-current				
Finagro (1)	7.49-10.06	82,376,868	11.04-12.57	106,927,204
Banco de Comercio Exterior (Bancoldex) (3)	6.54-11.04	185,556,837	9.93-14.26	151,819,805
Findeter (5)	8.98-10.23	61,808,486	12.51-13.94	61,351,221
Instituto de Fomento Industrial (IFI) (4)	2.08-12.53	14,044,246	5.78-17.38	31,733,400
		343,786,437		351,831,630
Total legal tender (local currency)		452,638,211		478,359,951
FOREIGN CURRENCY				
Current				
Bancoldex (3)	2.21-4.13	85,312,217	2.88-5.43	67,900,063
Financing through acceptances and /or advances	1.65-2.88	152,053,439	2.05-7.00	119,106,758
BID 562	3.14-3.57	1,010,511		
BIRF 3321	2.84-3.66	1,094,472		
		239,470,639		187,006,821
Non-Current				
Bancoldex (3)	6.54-11.04	8,135,632	4.62-6.48	9,903,229
Financing through acceptances and /or advances	1.65-5.04	35,914,765	2.20-5.10	88,715,756
Instituto de Fomento Industrial (IFI) (4)			9.10-9.10	486,871
Banco Interamericano de Desarrollo (BID) (2)			3.76-4.65	2,484,469
Banco Internacional de Reconstrucción y Fomento (BIRF) (6)	2.43-3.25	2,786,306	3.03-5.09	7,464,385
		46,836,703		109,054,710
Total foreign currency		286,307,342		296,061,531
		738,945,553		774,421,482

The Colombian government has established programs to promote development of certain economic sectors, including foreign trade, agriculture, livestock, tourism and other industries. These programs are managed by the Central Bank and government agencies.

In developing those programs, CFV receives the loan application from a client. The Corporation prepares the client's credit analysis according to our credit policies. Once the credit is approved, CFV requests funds from the appropriate government agency and gives these moneys to the client. Government entities disburse moneys to CFV once the study is amplified and approved.

CFV fully assumes the credit risk.

(1) Loans granted by CFV through FINAGRO must go to small and medium manufacturers to finance working capital and to acquire machinery and equipment to be applied to development of agricultural and animal husbandry projects or activities. They are rediscountable by 80% of value.

(2) Loans granted by CFV through the IDB line must be used primarily in importing machinery, equipment and materials that will be part of the fixed assets of industrial, mining, agroindustrial, construction and tourism enterprises. They are rediscountable by 70% of value.

(3) Loans granted by CFV through the BANCOLDEX line must be assigned to fund working capital of natural persons (individuals) or legal bodies (entities) dedicated to produce and/or commercialize goods destined to non-traditional exports or to produce raw materials that are part of joint exports. Funds can be devoted to the capitalization of export sector companies that undertake fixed-investment projects. They are rediscountable by 80% and 100% of value.

(4) Resources granted through the IFI line may be used for fixed investments, working capital and/or entrepreneurial capitalization, not only for importing capital goods, but also for developing investment projects based on fixed investments in local-currency and/or working capital, with a term of up to seven years and a flexible grace period, according to exchange norms.

(5) Loans granted by the Corporation through FINDETER must be principally devoted to social investment of municipalities. They are rediscountable by 65% of value.

(6) The IBRD line was opened with the purpose of granting credits for economic development of privately controlled companies through loan covenants signed through the Central Bank. They are re-discountable at 80%, 85% or 100% of value.

As of December 31, maturity of long-term obligations per years is as follows:

	2002	2001
2002		313,535,141
2003	348,322,413	164,952,531
2004	112,961,512	103,145,666
2005	104,025,128	47,695,254
2006	64,604,271	145,092,890
2007 and thereafter	109,032,229	
	738,945,553	774,421,482

These obligations are backed-up with personal collateral, corresponding to rediscounted loan portfolio promissory notes granted to clients.

20. ACCOUNTS PAYABLE

	2002	2001
Interest on Bank Credits and other Financial Obligations	6,228,694	9,164,242
Interest on Fixed-Term Deposit Certificates	9,130,926	11,932,796
Outstanding Investment Securities	82,616	110,601
Labor Withholdings and Contributions	1,806,270	1,162,926
Interest from Interbank funds purchased and Repurchase Agreements	229,146	410,203
Other taxes	362,359	643,663
Promisory Purchasers (1)	1,146,826	7,015,256
Others (2)	6,388,149	1,771,007
	25,374,986	32,210,694

(1) As of December 31, 2002, this balance consists mostly of partial payments received on share purchases of Proenca S.A. made by Ingenio La Cabaña S.A., amounting to Ps. 600,725, and on the purchase of a foreclosed asset amounting to Ps. 140,000. As of December 31, 2001, 97.18% of payments correspond to installment share purchases of Prodesal S.A., made to Smurfit Cartón Colombia S.A. that were cancelled in December 2002.

(2) As of December 2002, this balance includes: Next Day Sales amounting to Ps. 2,814,890, an operation regulated in Article 4 of Resolution 4 of 1999 by the Central Bank's Board of Directors. Ps. 1,869,588 is payable to DIAN and corresponds to installments to be paid from the Tax on Democratic Security and to Concesionaria Tibitoc S.A, amounting to Ps. 700,000 for an advance payment received, among others.

21. OUTSTANDING INVESTMENTS SECURITIES

Issue	Amount authorized	Amount Issued	Par Value	Balance as of 31-12-02	Balance as of 31-12-01
1996	100,000,000	100,000,000	100		10,000
1999	100,000,000	100,000,000	1,000	8,145,000	9,984,000
				8,145,000	9,994,000

The interest rate for these securities varies between Fixed-Term Deposit (DTF) and DTF + 6 in arrears or advanced. Maturity terms range between three and five years.

22. INCOME TAX PROVISION

The nominal income tax rate applicable to CFV for 2002 and 2001 was 35%. Charge to operations corresponding to income taxes was as follows:

	2002	2001
Current	7,200,000	5,541,330

Below we show reconciliation between taxable income and profit before income taxes, and determination of taxes corresponding to years ended as of December 31:

	2002	2001
Loss before income taxes	(16,493,012)	(21,956,322)
Plus (less) – Non-deductible provisions, net	3,199,338	25,478,844
Book and fiscal monetary correction	15,253,301	0
Donations (grants)	3,205,397	2,826,419
Fixed-Yield Investment valuation, net	(17,703,480)	(19,699,660)
Dividends from negotiable investments, net	(19,731,874)	(18,346,532)
Other	(65,265,241)	(10,385,752)
Profit in the sale of variable yield investments	62,690,873	(3,489,078)
Total Fiscal Loss	(34,844,698)	(45,572,081)
Presumptive (minimum taxable) income (1)	25,686,469	20,664,431
Income tax (on the greater value between Net Income and Presumptive taxable income)	35%	35%
Expense – Income tax provision	9,003,802	7,232,551
Less: Discounts	1,803,802	1,691,221
Income tax provision	7,200,000	5,541,330

(1) Current fiscal norms establish that Taxable Income for 2002 should be at least 6% of Net Taxable Equity and 5% for 2001.

The 2001 and 2000 income tax returns are subject to review and acceptance by the tax authorities. CFV's management and legal advisors consider that in case of a review of income tax returns by tax authorities, no significant differences will be present with respect to liabilities constituted.

Tax to Preserve Democratic Security

During 2002, CFV paid the first two installments of the Tax to Preserve Democratic Security. The sum was estimated according to net equity as of August 2002.

23. OTHER LIABILITIES

As of December 31, the balance of other liabilities broke down as follows:

	2002	2001
Deferred income (1)		
Balance at beginning of the year	7,745,410	4,034,943
Credits during the year	19,781,891	10,756,220
Amortization credited to revenues	(9,501,025)	(7,045,753)
Balance at year end	18,026,276	7,745,410
Labor Obligations		
Severance	255,111	227,159
Interests on severance	51,084	47,105
Vacations	838,670	575,424
Vacations bonus	176,258	159,173
	1,321,123	1,008,861
Income tax	2,664,432	2,327,210
Other		
Litigation under an executive process (2)		1,743,000
Pension liabilities, Caipa	3,736,806	3,543,850
Other provisions		991,231
Deferred payment letters of credit		11,572,563
Interest generated in restructuring processes (3)	2,812,329	2,494,578
Industry and Commerce Tax – ICT	788,491	294,792
Other	2,677,314	1,790,043
	10,014,940	22,430,057
	32,026,771	33,511,538

(1) Amortization terms of deferred income corresponding to interest of credits with anticipated modality, portfolio discounts and factoring operations range between 30 and 150 days.

(2) See Note 34.

(3) Interest payable by clients that have been capitalized through restructuring agreements, and as provided by the Superintendency in Circular Letter 100 of 1995, should be amortized to revenues as actually cancelled and collected in cash.

Retirement Pensions
The number of pensioners included in the actuarial estimate is seventy-five: seventy-four men and one woman.

CFV's direct pensioners: 1
Pensioners due to the purchase of Caipa's pension liability: 74

The actuary has been fully amortized.

	2002	2001
Total actuarial estimate amount	4,775,257	4,517,050
Period's amortization		
Value of pensions paid during the year	107,816	100,139
Accumulated amortization value	0	0
Amortization percentage	100%	100%

24. SUBSCRIBED AND PAID-IN CAPITAL

As of December 31, 2002 and 2001, CFV's authorized capital includes 80 million shares of Ps. 10 par value each. At the closing of 2002 and 2001, the number of subscribed and paid-in shares is 66,024,347 and is broken down into 56,725,353 ordinary or common and 9,298,994 preferred shares.

Stock with preferred dividend and no voting rights was placed in 1993 at Ps. 5,000 each. Preferred stock earns a minimum annual dividend of 2% on the initial subscription price in Colombian pesos, adjustable each year in an amount equivalent to 100% of the Consumer Price Index (CPI). The dividend per share paid to this stock may not be lower than that paid to ordinary (common) shares.

The General Stockholders' Meeting through Minute No. 051 of March 5, 2001, approved to write-off prior exercise losses amounting to Ps. 31,747,876, by freeing the additional paid-in capital (premium in placement of shares) at Ps. 31,747,876.

As of December 31, capital stock consists of the following:

	2002	2001
Ordinary stock	567,253	567,253
Preferred Stock	92,990	92,990
	660,243	660,243

25. APPROPRIATED RETAINED EARNINGS AND EQUITY REAPPRAISAL SURPLUS

Reserves

	2002	2001
Legal Reserve		
Per net profit appropriation	41,809,447	41,809,447
Per additional paid-in capital		
(premium in placement of shares)	65,990,200	87,946,518
	107,799,647	129,755,965
Occasional Reserves		
At Board of Directors' disposal	65,606	65,606
Non-distributable – Article 42 Law 75/86	311,792	311,792
Non-distributable – negotiable		
investments appraisal	87,071,696	87,071,696
	87,449,094	87,449,094
	195,248,741	217,205,059

Legal
According to legal provisions, 10% of CFV's net income in any accounting period must be appropriated as legal reserve until the balance of this reserve is equivalent to at least 50% of the subscribed capital. The legal reserve balance may only be reduced to absorb accumulated losses that exceed the total amount of earnings obtained in the respective period, and those undistributed retained earnings, or whenever the amount freed is devoted to capitalize the entity through distribution of stock dividends.

Other Reserves
According to legal norms, a reserve should be made for earnings obtained from application of special investment valuation systems at market prices, when actual revenues should not have been realized.

Occasional reserves created by the Board of Directors for public welfare through donations and grants, and non-distributable (Article 42 Law 75/86) are for free disposal by the stockholders.

Dividends Decreed
Due to losses in 2001, CFV did not decree dividends. The 2001 dividend on preferred stock was accumulated for payment from 2002 profits, after placing the required amount in legal reserve.

Equity Reappraisal Surplus
Until December 31, 2000, inflation adjustments of equity account balances were credited to this account and charged to operations. Value reflected in this account may not be distributed as profit to stockholders until CFV is liquidated or that value is capitalized.

26. CONTINGENT AND MEMORANDUM ACCOUNTS

	2002	2001
Contingent Accounts - Credit		
Endorsements	3,550,064	24,942,200
Bank collateral	42,876,665	15,730,808
Unused letters of credit	15,955,243	11,895,709
Approved, nondisbursed credits	5,560,409	4,105,257
Obligations in options	714,833	130,665,863
Accumulated dividends preferred stock	12,156,687	6,094,073
Other	3,648,000	5,544,254
	84,461,901	198,978,164
Contingent Accounts – Debit		
Loan Portfolio interests	22,177,427	24,040,336
Rights in Options	707,222	128,712,308
Excess presumptive (minimum taxable) income	152,349,360	131,539,353
Other contingencies	188,407	
Fiscal losses pending amortization	108,157,417	121,556,279
	283,579,833	405,848,276
Memorandum Accounts – Debit		
Goods and securities given as collateral	515,893,718	238,468,527
Unpaid negotiated checks	6,839,718	5,593,030
Written-off assets	76,659,807	72,769,326
Capitalized interests – Past Due Loan portfolio	1,898,745	1,055,852
Investment securities not placed	56,870,000	56,870,000
Amortized investment securities	367,555,978	365,706,978
Inflation adjustments – assets	113,694,639	115,332,710
Distribution of Subscribed and Paid-in Capital	660,243	660,243
Loans to stockholders and economically related parties	12,502,481	12,963,779
New agricultural and livestock portfolio loans	220,000	5,188,000
Loans to Parent Company, Affiliates and Subsidiaries	6,792,291	
Property and equipment fully depreciated	4,682,788	3,790,299
Difference between Fiscal and Book Value of Assets	2,083,761,504	1,937,597,733
Inflation adjustments - non-monetary assets (CE-047/01)		27,047,307
Government Guaranteed Securities	290,784,159	96,331,181
Provision for People under Deed of Arrangement	3,999,942	11,055,473
Central Bank-guaranteed securities	6,341	4,128
Securities Accepted by Credit Establishments	8,540,766	259,987,405
Reciprocal operations with parent companies	53,510,578	76,077,226
Reciprocal operations that affect expenses	548,087	1,847,365
Other memorandum accounts – debit	220,485,239	258,048,329
	3,825,907,024	3,546,394,891
Memorandum Accounts – Credit		
Goods and securities received under custody	60,817,540	60,833,384
Goods and securities received as collateral	61,255,091	56,968,615
Goods and securities received as collateral for future credits	45,072,895	894,640,331
Goods and securities received as admissible collateral	1,205,953,363	689,885,319
Collections received	1,914,625	844,710
Collateral pending to be paid	16,989,320	
Inflation adjustment to equity	185,057,638	185,057,638
Capitalization and reappraisal	131,245,905	131,245,905
Difference between fiscal and book value of equity	394,478,436	466,778,506
Inflation adjustment to equity (CE-047/01)		16,230,194
Rating of admissible commercial portfolio	682,055,482	640,111,915
Rating of commercial portfolio other collateral	302,549,139	310,945,836
Rating of admissible consumption portfolio		120,451
Rating of consumption portfolio and other collateral		5,228
Rating of housing portfolio		285,202
Reciprocal operations with parent companies	1,372,337	1,834,802
Reciprocal operations that affect revenues	10,669,767	11,253,437
Reciprocal operations that affect equity	14,710,709	
Other Memorandum Accounts – Credit	38,421,800	23,816,283
	3,152,564,047	3,490,857,756
	7,346,512,805	7,642,079,087

27. OTHER INCOME AND EXPENSES, NET

As of December 31, other income includes:

	2002	2001
Profit in the sale of foreclosed assets (net)	2,056,217	575,959
Loss in the sale of property (net)	(19,892)	(21,500)
Leases	706,514	516,884
Recovery deposit insurance	75,735	815,569
Loss in the sale of receivables (net) (1)	(6,559,260)	
Other (net)	(339,131)	4,845
	(4,079,817)	1,891,757

(1) Refers to the sale of portfolio in Gonzalo Caicedo Toro's charge made to Guillermo López E. in the amount of Ps. 5,665,657, and the sale of portfolio in Incel México's charge made to Taurus México totaling Ps. 968,551.

28. ADMINISTRATIVE AND OTHER EXPENSES

As of December 31, administrative expenses are broken down as follows:

	2002	2001
Insurance	4,606,365	3,994,664
Taxes other than income taxes	5,196,644	3,606,583
Depreciation of property and equipment	1,259,576	1,038,118
Contributions	1,188,761	1,044,688
Advertising and publications	869,607	1,039,811
Public utilities	1,452,887	1,367,033
Administration and maintenance of buildings	427,872	418,072
Fees	2,852,614	2,137,527
Leases	900,799	1,167,620
Deferred charge amortization	1,114,667	495,374
Traveling and transportation expenses	953,806	848,706
Stationery	284,907	359,768
Electronic Data Processing	17,598	18,700
Provision Textiles El Cedro contingency(1)	4,070,218	
Donations	3,205,396	2,826,419
Surveillance and temporary services	164,751	166,268
Public relations	202,324	195,474
Non-discountable VAT expense	868,608	1,085,028
Subscriptions	470,479	378,703
Caipa Pensions	793,533	293,717
Maintenance expenses	345,760	413,173
Personnel training	231,079	243,875
Coffee shop and restaurant	47,774	210,688
Non-deductible expenses	1,077,988	689,067
	32,604,013	24,039,076

(1) Pursuant to Writ 440-18329 issued by the Office of the Superintendency of Corporations, CFV was ordered to pay judgement costs in the lawsuit filed by Textiles El Cedro S.A. workers.

29. AFFILIATED COMPANIES

CFV has a direct majority investment in the following companies:

	% Possessed	
Name	2002	2001
Apex S.A.	94.95	94.95
C.F.V. Energy Corporation (1)		25.55
C.I. Valle Trade S.A.	94.81	94.81
Cofivalle Finance (Bahamas) Limited	100.00	100.00
Compañía Agropecuaria Industrial Pajonales S.A.	94.50	94.50
Compañía de Inversiones del Valle S.A.	92.93	92.93
Desmotadora del Norte del Tolima S.A.	92.81	92.81
Hoteles Estelar de Colombia S.A.	84.26	84.26
Leasing del Valle S.A.	94.50	94.50
Molino Pajonales S.A.	92.81	92.81
Proyectos de Energía S.A.	94.32	96.62
Fiduciaria del Valle S.A.	94.49	94.49
Inversiones de Energía y Gas S.A. (1)	48.97	
Promotora de Energía y Gas S.A. (1)	20.90	
Lloreda S.A. (2)	53.82	53.83
Prodesal S.A. (2)	94.60	94.60

(1) See Note 30, regarding Investments.

(2) Majority share was acquired during 2001 in Lloreda S.A., due to stock presentation in lieu of payment and capitalization of financial claims under restructuring agreement, Law 550, in October. Direct purchases at Prodesal S.A. occurred in June and August.

30. OPERATIONS WITH STOCKHOLDERS AND EXECUTIVES

Obligations of Stockholders and Related Parties

Loans granted to stockholders and related parties during 2002 and 2001 includes credit-active operations of stockholders with less than 10% of the capital stock, whose balance is greater than 5% of the technical equity. Characteristics of obligations above do not differ from those realized with third parties. To support loans granted, CFV has appropriate mortgage and pledge guarantees on goods with a commercial value that covers the loan amounts granted additionally. The above credits are within legal limits.

OPERATIONS WITH RELATED COMPANIES

According to CFV management definition, related companies are affiliates, subsidiaries and economically related entities. Balances and commitments receivable from related companies are detailed below:

Loan Portfolio

	2002	2001
C.F.V. Energy Corporation (1)		60,240,872
C.I. Valle Trade S.A.	17,160,615	14,690,928
Cía Agropecuaria e Industrial Pajonales		137,680
Compañía de Inversiones del Valle S.A. Invervalle	15,962,481	15,962,481
Desmotadora del Norte del Tolima S.A.		682,875
Fiduvalle S.A.		3,554
Hoteles Estelar S.A.	6,730,000	6,730,000
Leasing del Valle S.A.	6,792,291	5,028,564
Inversiones de Energía y Gas S.A. (1)	23,074,767	
Molino Pajonales S.A.	277,349	332,805
Promotora de Energía y Gas S.A. (1)	47,756,632	
Productos Derivados de la Sal S.A.	948,924	
Valle Bursátiles S.A.	157,740	157,740
	118,860,799	103,967,499

See (1) in Note 30

Accounts Receivable

	2002	2001
C.I. Valle Trade S.A.	360,068	491,555
Cia Agropecuaria e Industrial Pajonales S.A.	708,810	425,286
Compañía de Inversiones del Valle S.A. Invervalle	350,582	74,485
Fiduciaria del Valle S.A.	11,659	
Hoteles Estelar S.A.	2,695,552	1,789,894
Leasing del Valle S.A.	148,884	197,471
Molino Pajonales S.A.	14,134	795
Prodesal S.A.	449,608	20
Valle Bursátiles S.A.	8,094	6,432
	4,747,391	2,985,938

Investments

	2002	2001
Apex S.A.	18,404,191	18,404,191
C.F.V. Energy Corporation (1)		19,749,371
Casa de Bolsa S.A.	761,205	
C.I. Valle Trade S.A.	8,393,618	8,393,618
Cía Agropecuaria e Industrial Pajonales S.A.	22,065,378	20,995,939
Cofivalle Finance (Bahamas) Limited	16,942,823	23,126,897
Compañía de Inversiones del Valle S.A.. Invervalle	18,683,054	18,683,054
Desmotadora del Norte del Tolima S.A.	1,587,794	1,587,794
Fiduciaria del Valle S.A.	10,925,802	10,925,802
Inversiones de Energía y Gas S.A. (1)	36,473,222	
Hoteles Estelar S.A.	40,297,617	40,297,617
Leasing del Valle S.A.	10,769,265	10,769,265
Lloreda S.A. (1)	125,700,206	125,700,206
Molino Pajonales S.A.	1,571,656	1,571,656
Promotora de Energia y Gas S.A. (1)	11,619,230	
Prodesal S.A. (1)	39,019,145	38,519,145
Proyectos de Energía S.A.	116,410,771	116,691,367
Valle Bursátiles S.A.	4,467	
	479,629,444	455,415,922

(1) See Note 29

In 2002 CFV acquired an investment in Inversiones de Energía y Gas S.A, a company that merged with C.F.V. Energy Corporation and, in turn, spun-off to create Promotora de Energía y Gas S.A. Obligations of C.F.V. Energy became head of these two new companies. During 2001, credit active operations were recorded in the amount of US$ 7.9 million. C.F.V. Energy received capital contributions from our affiliate PESA S.A., capitalizing 23,872 shares for US$ 23.8 million.

Capitalization that achived stock control in 2001 occurred in several companies. At Lloreda S.A 252,762,643 shares were capitalized for Ps. 63,230.6 million and 29,396,032 shares at Prodesal for Ps. 17,037.0 million. In Compañia Agropecuaria e Industrial Pajonales S.A., 28,707 shares were capitalized for Ps. 1,627.7 million. In affiliate Proyectos de Energía S.A., 10,389,576, bonds compulsorily convertible into shares, were capitalized for Ps. 103,895.8 million. Dividends of 13,554,393 shares were received as a result of capitalization of the legal reserve of affiliate Leasing del Valle S.A., amounting to Ps. 7,454.9 million.

29. AFFILIATED COMPANIES

CFV has a direct majority investment in the following companies:

Affiliates and Subordinated Companies

Main Figures as of December 31, 2002

Amounts stated in thousands of Colombian pesos

Company	Assets	Liabilities	Equity	Operations
Apex S.A. Consolidated	21,751	1,104	20,647	146
Pesa Consolidated	233,523	113,361	120,162	(11,766)
C.I. Valle Trade S.A. (Consolidated)	71,607	58,141	13,466	469
Cofivalle Finance (Bahamas) Limited	91,801	74,715	17,086	1,872
Compañía Agropecuaria Industrial Pajonales S.A.	58,610	5,950	52,660	878
Compañía de Inversiones del Valle S.A.	41,306	20,580	20,726	(1,994)
Desmotadora del Norte del Tolima S.A.	12,842	4,066	8,775	43
Hoteles Estelar de Colombia S.A.	107,628	23,305	84,323	850
Leasing del Valle S.A.	160,730	135,136	25,594	1,740
Molino Pajonales S.A.	13,229	5,962	7,267	39
Fiduciaria del Valle S.A.	19,232	2,158	17,074	1,638
Lloreda S.A.	270,104	159,990	110,114	(32,054)
Prodesal S.A. Consolidated	101,437	11,998	89,439	6,556
Valle Bursátiles	745	216	529	24
Totals	1,204,544	616,681	587,862	(31,558)

31. LEGAL REQUIREMENTS

Foreign Currency Transactions

Corporations are authorized to negotiate freely and to keep a foreign-currency position, determined by summation of assets less liabilities, plus rights minus obligations in foreign currency, as recorded in contingent accounts. This position may not be lower than 5% or more than 20% of CFV's technical equity, cognizant that technical equity of two prior months has to be taken for the month to be liquidated. For cut-off financial statements, or when no report to the Superintendency has been made, the technical equity base for this estimate must correspond to most recently reported financial statements. Substantially, all foreign currency assets and liabilities of the Corporation are held in US dollars.

As of December 31, CFV's position in foreign currency -- determined by the difference between foreign-currency assets and liabilities -- was based on External Circular Letters 24 and 52 of 1992, incorporated in External Circular Letter 100 of 1995 and subsequent modifications 37 of 1996, along with 40 and 66 of 1999 issued by the Superintendency as follows:

	2002		2001	
	Equivalent amount in		Equivalent amount in	
	US$ 000	Ps. 000	US$ 000	Ps. 000
Assets	118,953	334,840,324	170,340	392,958,667
Liabilities	112,899	317,799,624	138,118	318,623,412
	6,054	17,040,700	32,222	74,335,255

Solvency Ratio

Technical equity of Colombian corporations may not be lower than 9% of total assets and credit contingencies weighted by risk levels. As of December 31, 2002 and 2001, CFV's technical equity represented 10.74% and 14.21%, respectively, of assets and credit contingencies weighted by risk level.

Investments

According to the financial sector's Organic Statute (Estatuto Orgánico del Sector Financiero) and Banking Superintendency norms, investments that financial corporations make in companies may not exceed value that results from adding paid-in capital, equity reserves, equity reappraisal and deposits, as well as call moneys (payables) to more than one year of term. As of December 31, 2002 and 2001, CFV was in compliance with this requirement.

Legal Controls
In 2002 CFV complied with all legal requirements regarding cash reserve, own position, minimum capitals, solvency ratio, mandatory investments and others. We certify that there is no adjustment plan, nor awareness of any instance in which CFV has been in noncompliance with provisions.

32. RISK DISCLOSURE

Criteria and Procedures for Asset and Liability Management
CFV maintains integral management of assets, liabilities, and off balance position structures, estimating and controlling the degree of exposure to main market risks. Managerial procedures consider liquidity, interest rate, and exchange rate risks, as well as criteria in External Circular Letter 100 of 1995, which is the base to constitute provisions to cover those risks. As of December 31, 2001 and 2000, the Corporation established that no provisions were necessary for activities in those areas.

Risk Management
Like yields and operating costs, risks are an integral and unavoidable part of financial activities. In recent years, credit and market risk management professionals proposed to the Superintendency and, most recently to CFV, challenges that must be met with new risk management and measurement principles. CFV has complied with these requirements by developing risk management tools adapted as a basic element of activity. CFV views the capacity to manage risk responsibly as a significant requirement to face market imposed challenges. The Corporation implements a rigorous risk control system.

Market Risk
Market risk is defined as the expected measure of value loss in treasury asset and liability positions, due to changes in financial instrument prices caused by variations in interest rates, exchange rates and other ratios and shares. Controlling assignment of treasury resources during daily transactions avoids over-exposure to market risk. Consequently, the historic volatility of market risk sources is tracked daily.

Credit Risk
A credit-risk rating process classifies clients into certain risk groups by using hedging, business dynamics and management factors. Each risk group has an anticipated loss value. Initially, international parameters are being used, and methodology is developing to include change probabilities between ratings and asset value. Scenarios include non-payment risk and value recovery, which depends on associated guarantees. This work will be supplemented with sector studies that allow specific defining parameters and correlations between sectors to calculate portfolio risk value. To facilitate implementation of these models, construction of an historical database with financial information about CFV's clients is in the final stage.

33. CORPORATE GOVERNANCE

Board of Directors and Top Management
The CFV Board of Directors and senior management are aware and duly informed about the risks and responsibilities of our operation, along with organizational structure and processes that the Company must carry out through management. During meetings of the Board of Directors, which the president and vice presidents attend, all risk matters are discussed, policies and attributions are defined, and limits in treasury and credit areas are approved.

Segregation of Policy and Function
Risk management policy was set by the Board of Directors and the CFV president to cover management of all company activities that have inherent risks. These policies are analyzed by the Board of Directors, Presidential Committee and Financial Risk Committee. The Vice President of Risks is responsible for analyzing and estimating the different and reporting to the President and the Risk Committee (ALCO).

Report to the Board of Directors
Prior to a risk analysis at the Financial Risk Committee (ALCO), monthly reports are prepared for submission to the Board of Directors to establish the nature of various Company risks.

Technological Infrastructure
Corporate size and changes in portfolio and investment norms applicable for 2002 have caused implementation of technological aids to conduct adequate operations monitoring, which generates reliable information for decision making. These aids provide CFV with permanent tracking operations.

Methodology for Risk Measurement
Existing methodologies identify and measure different risk types and drive methods directed to evaluate treasury operation risk, foreign currency operations risk, and the market risk method mentioned in Notes 2 and 32.

Organizational Structure
The risk control area is clearly defined in CFV's organizational chart. This area acts with total independence from commercial and operational areas and reports directly to the Corporation's president.

Operation Verification
CFV relies on security mechanisms that verify, whenever applicable, agreed conditions, proving that operations carried out are adequate. The book record of operations is made in an agile, reliable fashion and items are verified to avoid errors, which may alter results.

Audit
The statutory auditor and the auditor are fully aware of CFV's operations and in visits and verifications have made recommendations subsequently followed by management. Operations conducted between related parties and related companies are verified, when applicable.

34. CONTINGENCIES

Criminal Process
A criminal process is underway at the Ninth Criminal Court of Cali for alleged felonies of falsity and fraud, as a consequence of presentation for collection of three certificates of deposit (CDTs), apparently issued by CFV in the amount of Ps. 58.5 million each.

In the appeal, Delegated District Attorney's Office of the Superior Court of Bogotá determined that the transaction was not real, probative or juridical. The decision stated that securities were never issued in the name of Alejandro González and accuses him of being the alleged author, responsible for the felony of falsity in document and aggravated fraud. The process was remitted to the circuit's criminal judge for the Ninth Criminal Court, which continues the judicial process.

Labor Process
In Cali's Seventh Labor Court, an ordinary labor process has been filed by former employee Luis Fernando Guzmán, who alleges that CFV must readjust unfair dismissal indemnity payment, salary reimbursement and social benefits unduly withheld, deducted and compensated. Now in a probatory stage, claims of the plaintiff are considered remote.

Remedy of Complaint
A remedy of complaint has been filed with the Superintendency for requested adjustments amounting to Ps. 12,740 million, corresponding to reversal of interest and exchange differences accrued by CFV during 1996, 1997, 1998, 1999 and 2000 on the loan transaction with our affiliate CFV Energy.

35. OTHER ASPECTS OF INTEREST

In 2002 and after, but before presentation at the General Stockholders' Meeting, the Financial Statements as of December's cut-off date included no significant changes in CFV's structure and financial position.

36. SUBSEQUENT EVENTS

Tax Reform
On December 27, 2002, Law 788, related to Tax Reform, was set to begin on January 1, 2003, and primarily refers to tax on financial movements, income tax, Value Added Tax (VAT), interest determined on arrears rate, costs and deductions, surtax on taxpayers obliged to file an income tax return and the equivalent of 10% withholding tax on indemnities from a labor or regulatory relationship.

Labor Reform
On December 27, 2002, Law 789, on Labor Reform, became effective on January 1, 2003, and refers to social security, updating labor and learning relationships, contributions protections and other norms.

Pension Reform
On December 27, 2002, the national government subscribed Law 776, related to Pension Reform, which was applied on January 1, 2003. The reform modifies special pension regimes.

Statutory Auditor's Report

(Translation of Financial Statements originally issued in Spanish - see Note 2)

To the stockholders of
CORPORACION FINANCIERA DEL VALLE S.A. :

I have audited the accompanying balance sheets of Corporación Financiera del Valle.S.A. (CFV), as of December 31, 2002 and 2001, and related statements of income, changes in stockholders' equity and cash flows for the years then ended. Financial statements are the responsibility of Company management and were prepared based on accounting instructions given by Colombia's Office of the Superintendent of Banking. My responsibility is to express an opinion on these financial statements based on my audit.

I obtained information necessary to comply with our functions and carried out the audit in accordance with generally accepted auditing standards in Colombia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. I believe our audits provide a reasonable basis for our opinion.

Value assessments of property and equipment, trust rights, provisions of foreclosed assets and guaranteed-loan portfolio provisions have been recorded based on technical appraisals conducted by independent appraisers. My opinion expressed herein with respect to asset value assessments and provisions is based on appraisals by those appraisers.

As explained in Note 3.a. to the financial statements, the investment classification, valuation and recording accounting policy changed pursuant to instructions given by the Office of the Superintendent of Banking. This change affects comparability of the financial statements as a whole.

In our opinion, the financial statements referenced above, taken from the accounting books, fairly present the financial position of Corporación Financiera del Valle S.A., as of December 31, 2002 and 2001, and the results of operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with accounting instructions and practices established by the Office of the Superintendent of Banking in Colombia, were, except for the change referred to in the previous paragraph, applied on a consistent basis.

Based on my functions as statutory auditor and the scope of my audits as of December 31, 2002 and 2001, I report that: a) Company books are kept according to legal norms and accounting techniques; b) operations recorded in the accounting books of CFV and management acts are adjusted to the by-laws and Stockholders' Meeting's and Board of Directors' decisions; c) correspondence, account vouchers, and CFV's minute books and Company partners' registry book are duly kept and preserved, d) portfolio evaluation and rating, accrual of yields and recording of provisions were made according to the criteria and procedure established in Circular Letter No. 100 of 1995 issued by the Office of the Superintendent of Banking; e) accounting information from management's report matches that of basic financial statements; and f) contributions to the Integral Social Security System were accurately and timely made. My evaluation of the internal controls, made with the purpose of establishing the scope of my audit test, indicates that CFV has followed adequate internal control, preservation and custody measures of goods and of those of third parties under the CFV's possession. My recommendations on internal controls have been communicated in separate reports addressed to management.

Oscar Darío Morales
Statutory Auditor
Professional Card No. 3822-T
Member of Deloitte Colombia Ltda.
February 17, 2003
March 27, 2003

CFV Executive Officers

Alejandro Zaccour Urdinola
President

Oscar Campo Saavedra
Corporate Secretary

Special Banking & Operations
Harold Abadía Campo
Executive Vice President

Investment Banking
Gustavo Ramírez Galindo
Vice President

Investment Portfolio
Alvaro José Cruz Tawil
Vice President

Treasury and Financial Trading
Nicolás Borrero Angel
Vice President

Administration
Amalia Correa Young
Vice President

Credit Risk Management
Claudia Betancourt Azcárate
Vice President

Legal
Luis Humberto Ustáriz González
Vice President

REGIONAL OFFICES

Bogota
Enrique Uribe Ortíz
Vice President

Cali
Andrés Pardo Muñoz
Vice President

Medellin
Mauricio Aristizábal Jaramillo
Vice President

Barranquilla
Raúl Renowitzky Comas
Vice President

Board of Directors 2002-2003

President

Jorge Herrera Barona

President, Fanalca S.A.

Vice President

Mario Scarpetta Gnecco

Portfolio Investor

Principals

Alejandro Figueroa Jaramillo

President

Banco de Bogotá

Efraín Otero Alvarez

President

Banco de Occidente

Carlos Arcesio Paz Bautista

General Manager

Harinera del Valle S.A.

Iván Felipe Mejía Cabal

President

Industrial Packaging S.A.

Roberto Pizarro Mondragón

Executive Director

Cauca Valley Federation of Coffee Growers

Ariosto Manrique Herrera

Corporate Advisor

Santiago Madriñán de la Torre

Finance Advisor

Alternates

José Hernán Rincón Gómez

President

Banco Popular

Renny Alberto Lopéz Sánchez

Special Assets Director

Corporación Andina de Fomento

Carlos Santander Palacios

Vice President of Credit

Banco de Occidente

Lilly Scarpetta Gnecco

Portfolio Investor

Consuelo Scarpetta Gnecco

Portfolio Investor

Carlos Alberto González Arboleda

Director of Cooperatives

National Federation of Coffee Growers

Harold Antonio Ceron Rodriguez

Finance Advisor

Central Castilla S.A.

Augusto Martínez Carreño

Member of the Board of Directors

Santander Investments S.A.

Alvaro Correa Holguín

Investment Manager

Alvalena Ltda.

PHILANTHROPY

Corfivalle Foundation

In conjunction with Corpoeducación, CFV's corporate foundation continued to support an accelerated learning program in the cities of Cali and Buenaventura. More than 100 children whose education had been disrupted have participated. Ranging in age from nine to fifteen, the students need special help to catch up with their peers, because of previous displacements. During 2003 the program will expand to the towns of Jamundí, Yumbo and Darien.

Another aspect of the Corfivalle Foundation's focus on education is work with the Vallecaucana Commission of Education. The organization measures standards for public and private institutions and maintains consistent instruction through mechanisms that improve the quality of education and number of participants.

The foundation is involved with Vallenpaz in efforts to establish skills developing projects in rural communities. With Planeta Valle and ONG, we join other private businesses to implement mechanisms to assist and promote economic and social development throughout the Cauca Valley, using selected models.

We contribute to additional initiatives that affect the health and education of children through programs of the Infant Hospital Club Noel (Hospital Infantil Club Noel), Oscar Scarpetta Institute (Instituto Oscar Scarpetta), Institute for Blind and Deaf Children (Niños Ciegos y Sordos), Schools of the Archdiocese of Cali (Colegios de la Arquidiócesis de Cali) and Homes for Rural Juveniles (Hogares Juveniles Campesinos).

ACKNOWLEDGEMENTS

Project Leadership
Angela Vallejo Garcés
CFV Corporate Communications

Editorial Services
Camille Hardy
New York City

Graphic Design
McCann-Erickson
Cali

Graphic Design
Martin Alba & Associates
Cali

Photography
Richard Emblin, Black Star
Bogotá

Printing
Feriva
Cali

SHAREHOLDER INFORMATION

Shares outstanding as of December 31, 2002:

Common Stock	56,725,353
Nonvoting Preferred Stock	9,298,994
[illegible]	
[illegible]	20,798 Shares
[illegible]	1,380,222 Shares

Common shares are listed on stock exchanges in Bogotá, Cali and Medellín. Nonvoting preferred shares are Listed on the Luxembourg Stock Exchange. Non- voting preferred stock (ADRs and GDRs) is traded over-the-counter (OTC) under these symbols:

ADRs in the Portal System	CFDVYP
GDRs in the SEAQ System	004212487

Depositary Bank

Bank of New York
1 Wall Street
New York, NY 10286
Tel. (212) 815-2129
www.adrbny.com

Custodian and Representative
(For bearers of nonvoting preferred stock)

Fiducolombia
Sociedad Fiduciara S.A.
Medellin, Colombia
Tel. (574) 312-0404

Contact for Additional Information

Oscar Campo Saavedra
CFV Corporate Secretary

Fax (572) 880-0165
Camille Hardy
The Altman Group
60 East 42 Street
New York, NY 10165
Tel. (212) 681-9600
Fax (212) 681-1383
E-mail camillehardy@earthlink.com

CFV OFFICES

Cali
CFV Building
Calle 10, No. 4-47, Piso 23
Cali, Colombia
Telephone (57-2) 882-2238
Fax (57-2) 883-1766
Apartado 4902

Pasarela
Telephone (57-2) 667-7117
Unicentro
Telephone (57-2) 339-6482

Bogotá
Carrera 7A, No.71-21,
Pisos 8 & 9
Bogotá, Colombia
Telephone (57-1) 376-5666
Fax (57-1) 317-3585
Apartado 14480
Chicó
Telephone (57-1) 611-5900

Medellín
CFV Building
Calle 16 Sur, No. 43A-49
Medellín, Colombia
Telephone (57-4) 313-8844
Fax (57-4) 313-4690
Centro
Telephone (57-4) 251-5455

Barranquilla
Carrera 52, No. 74-56
Local 105, Office 803
Barranquilla, Colombia
Telephone (57-5) 356-1016
Fax (57-5) 356-2296

Manizales
Carrera 22, No. 20-43
Manizales, Colombia
Telephone (57-6) 897-3366

W W W . C O R F I V A L L E . C O M

Calle 10, No. 4-47, Piso 23
Cali, Colombia

Telephone (57-2) 882-2238
Fax (57-2) 883-1766
E-mail cfv@corfivalle.com.co
Home Page www.corfivalle.com.co

CORPORACION
FINANCIERA DEL VALLE